Exhibit 1

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(With Independent Auditor’s Report Thereon)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Dollars, except for earnings per share)

		Years ended December 31,
	Notes	2022	2021	2020
Revenues	3	$15,577	14,379	12,669
Cost of sales	2.17, 5	(10,755)	(9,743)	(8,586)

Gross profit		4,822	4,636	4,083

Operating expenses	2.17, 6	(3,261)	(2,917)	(2,791)

Operating earnings before other expenses, net	2.1	1,561	1,719	1,292
Other expenses, net	7	(467)	(82)	(1,763)

Operating earnings (loss)		1,094	1,637	(471)

Financial expense	8.1, 17	(401)	(658)	(773)
Financial income and other items, net	8.2	47	(79)	(115)
Share of profit of equity accounted investees	14.1	30	54	49

Earnings (loss) before income tax		770	954	(1,310)

Income tax	20	(209)	(137)	(36)

Net income (loss) from continuing operations		561	817	(1,346)

Discontinued operations	4.2	324	(39)	(100)

CONSOLIDATED NET INCOME (LOSS)		885	778	(1,446)
Non-controlling interest net income		27	25	21

CONTROLLING INTEREST NET INCOME (LOSS)		$858	753	(1,467)

Basic earnings (loss) per share	23	$0.0197	0.0171	(0.0332)
Basic earnings (loss) per share from continuing operations	23	$0.0123	0.0180	(0.0309)

Diluted earnings (loss) per share	23	$0.0193	0.0168	(0.0332)
Diluted earnings (loss) per share from continuing operations	23	$0.0120	0.0177	(0.0309)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(Millions of Dollars)

		Years ended December 31,
	Notes	2022	2021	2020
CONSOLIDATED NET INCOME (LOSS)		$885	778	(1,446)

Items that will not be reclassified subsequently to the statement of operations
Net actuarial gains (losses) from remeasurements of defined benefit pension plans	19	176	263	(199)
Effects from strategic equity investments	14.2	(9)	(9)	(11)
Income tax income (expense) recognized directly in other comprehensive income	20	(32)	(26)	41

Items that are or may be reclassified subsequently to the statement of operations		135	228	(169)

Results from derivative financial instruments designated as cash flow hedges	17.4	80	60	(5)
Currency translation results of foreign subsidiaries	21.2	(326)	(400)	(193)
Income tax income (expense) recognized directly in other comprehensive income	20	18	70	19

		(228)	(270)	(179)

Total items of other comprehensive income (loss), net		(93)	(42)	(348)

TOTAL COMPREHENSIVE INCOME (LOSS)		792	736	(1,794)
Non-controlling interest comprehensive income (loss)		(36)	14	(181)

CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS)		$828	722	(1,613)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(Millions of Dollars)

		December 31,
	Notes	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	$495	613
Trade accounts receivable	10	1,644	1,521
Other accounts receivable	11	535	558
Inventories	12	1,669	1,261
Assets held for sale and other current assets	13	183	272

Total current assets		4,526	4,225

NON-CURRENT ASSETS
Investments in associates and joint ventures	14.1	640	535
Other investments and non-current accounts receivable	14.2	293	243
Property, machinery and equipment, net and assets for the right-of-use, net	15	11,284	11,322
Goodwill and intangible assets, net	16	9,293	9,763
Deferred income tax assets	20.2	411	562

Total non-current assets		21,921	22,425

TOTAL ASSETS		$26,447	26,650

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	17.1	$51	73
Other current financial obligations	17.2	936	867
Trade payables		2,966	2,762
Income tax payable		368	437
Other current liabilities	18.1	1,225	1,202
Liabilities directly related to assets held for sale	13	—	39

Total current liabilities		5,546	5,380

NON-CURRENT LIABILITIES
Non-current debt	17.1	6,920	7,306
Other non-current financial obligations	17.2	918	911
Pensions and other post-employment benefits	19	695	999
Deferred income tax liabilities	20.2	394	485
Other non-current liabilities	18.2	1,065	1,298

Total non-current liabilities		9,992	10,999

TOTAL LIABILITIES		15,538	16,379

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	21.1	7,810	7,810
Other equity reserves and subordinated notes	21.2	(1,555)	(1,371)
Retained earnings	21.3	4,246	3,388

Total controlling interest		10,501	9,827
Non-controlling interest	21.4	408	444

TOTAL STOCKHOLDERS’ EQUITY		10,909	10,271

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$26,447	26,650

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of Dollars)

		Years ended December 31,
	Notes	2022	2021	2020
OPERATING ACTIVITIES
Consolidated net income (loss)		$885	778	(1,446)
Discontinued operations		324	(39)	(100)

Net income (loss) from continuing operations		561	817	(1,346)
Adjustments for:
Gain on sale of emission allowances	2.19, 7	—	(600)	—
Depreciation and amortization of assets	5, 6	1,120	1,120	1,105
Impairment losses of longed-lived assets	7	442	509	1,520
Share of profit of equity accounted investees	14.1	(30)	(54)	(49)
Results on sale of subsidiaries, other disposal groups and others		(116)	(23)	(5)
Financial expense, financial income and other items, net		354	737	888
Income taxes	20	209	137	36
Changes in working capital, excluding income taxes		(390)	(143)	199

Cash flows provided by operating activities from continuing operations		2,150	2,500	2,348

Interest paid		(493)	(524)	(679)
Income taxes paid		(188)	(170)	(124)

Net cash flows provided by operating activities from continuing operations		1,469	1,806	1,545
Net cash flows provided by operating activities from discontinued operations		6	37	49

Net cash flows provided by operating activities		1,475	1,843	1,594

INVESTING ACTIVITIES
Purchase of property, machinery and equipment, net	15	(909)	(776)	(538)
Proceeds from disposal of subsidiaries and assets held for sale, net	4, 14.1	341	122	628
Proceeds from the sale of emission allowances	2.19, 7	—	600	—
Acquisition of intangible assets, net	16.1	(151)	(192)	(53)
Non-current assets and others, net		(12)	(10)	50

Cash flows provided by (used in) investing activities from continuing operations		(731)	(256)	87
Net cash flows provided by (used in) investing activities from discontinued operations		(1)	(17)	—

Net cash flows provided by (used in) investing activities		(732)	(273)	87

FINANCING ACTIVITIES
Proceeds from new debt instruments	17.1	2,006	3,960	4,210
Debt repayments	17.1	(2,420)	(5,897)	(4,572)
Issuance of subordinated notes	21.2	—	994	—
Other financial obligations, net	17.2	(197)	(288)	(820)
Share repurchase program	21.1	(111)	—	(83)
Shares in trust for future deliveries under share-based compensation	22	(36)	—	—
Changes in non-controlling interests and repayment of perpetual debentures	21.4	(14)	(447)	(105)
Derivative financial instruments	17.4	34	(41)	12
Coupons on perpetual debentures and subordinated notes	21.2, 21.4	(51)	(24)	(24)
Non-current liabilities, net		(172)	(109)	(138)

Net cash flows used in financing activities		(961)	(1,852)	(1,520)

Increase (decrease) in cash and cash equivalents from continuing operations		(223)	(302)	112
Increase in cash and cash equivalents from discontinued operations		5	20	49
Foreign currency translation effect on cash		100	(55)	1
Cash and cash equivalents at beginning of period		613	950	788

CASH AND CASH EQUIVALENTS AT END OF PERIOD	9	$495	613	950

Changes in working capital, excluding income taxes:
Trade receivables		$(208)	(20)	25
Other accounts receivable and other assets		(23)	94	(22)
Inventories		(464)	(341)	24
Trade payables		290	290	20
Other accounts payable and accrued expenses		15	(166)	152

Changes in working capital, excluding income taxes		$(390)	(143)	199

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2022, 2021 and 2020

(Millions of Dollars)

				Other equity
			Additional	reserves and		Total		Total
		Common	paid-in	subordinated	Retained	controlling	Non-controlling	stockholders’
	Notes	stock	capital	notes	earnings	interest	interest	equity
Balance as of December 31, 2019		$318	10,106	(2,724)	1,621	9,321	1,503	10,824
Net loss for the period		—	—	—	(1,467)	(1,467)	21	(1,446)
Other comprehensive income (loss) for the period		—	—	(146)	—	(146)	(202)	(348)

Total of other comprehensive income (loss) for the period	21.2	—	—	(146)	(1,467)	(1,613)	(181)	(1,794)
Own shares purchased under shares repurchase program	21.1	—	(50)	(33)	—	(83)	—	(83)
Restitution of retained earnings	21.3	—	(2,481)	—	2,481	—	—	—
Changes in non-controlling interest	21.4	—	—	445	—	445	(445)	—
Share-based compensation	22	—	—	29	—	29	—	29
Coupons paid on perpetual debentures	21.4	—	—	(24)	—	(24)	—	(24)

Balance as of December 31, 2020		318	7,575	(2,453)	2,635	8,075	877	8,952
Net income for the period		—	—	—	753	753	25	778
Other comprehensive income (loss) for the period		—	—	(31)	—	(31)	(11)	(42)

Total of other comprehensive income (loss) for the period	21.2	—	—	(31)	753	722	14	736
Own shares purchased under shares repurchase program	21.1	—	(83)	83	—	—	—	—
Issuance of subordinated notes	21.2	—	—	994	—	994	—	994
Changes in non-controlling interest and repayment of perpetual debentures	21.4	—	—	—	—	—	(447)	(447)
Share-based compensation	22	—	—	77	—	77	—	77
Coupons paid on perpetual debentures and subordinated notes	21.2, 21.4	—	—	(41)	—	(41)	—	(41)

Balance as of December 31, 2021		318	7,492	(1,371)	3,388	9,827	444	10,271
Net income for the period		—	—	—	858	858	27	885
Other comprehensive income (loss) for the period		—	—	(30)	—	(30)	(63)	(93)

Total of other comprehensive income (loss) for the period	21.2	—	—	(30)	858	828	(36)	792
Own shares purchased under shares repurchase program	21.1	—	—	(111)	—	(111)	—	(111)
Shares in trust for future deliveries under share-based compensation	22	—	—	(36)	—	(36)	—	(36)
Changes in non-controlling interest	21.4	—	—	—	—	—	—	—
Share-based compensation	22	—	—	47	—	47	—	47
Coupons paid on subordinated notes	21.2, 21.4	—	—	(54)	—	(54)	—	(54)

Balance as of December 31, 2022		$318	7,492	(1,555)	4,246	10,501	408	10,909

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., originated in 1906, is a publicly traded variable stock corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of the United Mexican States, or Mexico, and is the parent company of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services, including urbanization solutions. In addition, CEMEX, S.A.B. de C.V. performs significant business and operational activities in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) (Certificados de Participación Ordinaria) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 9, 2023 considering the favorable recommendation of its Audit Committee. These financial statements will be submitted for approval to the Annual General Ordinary Shareholders’ Meeting of the Parent Company on March 23, 2023.

2)	SIGNIFICANT ACCOUNTING POLICIES

2.1)	BASIS OF PRESENTATION AND DISCLOSURE

The consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation currency and definition of terms

The consolidated financial statements and the accompanying notes are presented in Dollars of the United States of America (“United States”), except when specific reference is made to a different currency. When reference is made to “Dollar,” “Dollars” or “$” it means Dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “Pesos”, it means Mexican Pesos. When reference is made to “€” or “Euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “Pounds”, it means British Pounds sterling. Previously reported Dollar amounts of prior years are not restated unless the transactions in other currencies are still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. Amounts reported in Dollars should not be construed as representations that such amounts represented those Dollars or could be converted into Dollars at the rate indicated.

Amounts disclosed in the notes in connection with outstanding tax and/or legal proceedings (notes 20.4 and 25), which are originated in jurisdictions where currencies are different from the Dollar, are presented in Dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such Dollar amounts will fluctuate over time due to changes in exchange rates.

Discontinued operations (note 4.2)

Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s Statements of Operations present in the single line item of “Discontinued operations,” net of income tax, the results of: a) Neoris N.V. (“Neoris”) operations for the period from January 1 to October 25, 2022 and for the years 2021 and 2020; b) the operating segments in Costa Rica and El Salvador for the period from January 1 to August 31, 2022 and for the years 2021 and 2020; c) the white cement business sold in Spain for the period from January 1 to July 9, 2021 and for the year 2020; d) France related to the assets sold in the Rhone Alpes region for the three-month period ended March 31, 2021 and for the year 2020; e) certain assets sold in the United Kingdom for the period from January 1 to August 3, 2020 and; f) the cement assets sold in the United States for the period from January 1 to March 6, 2020.

Statements	of operations

CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of CEMEX’s “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described below in this note. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to CEMEX’s main activities or which are of a non-recurring nature, including impairment losses of long-lived assets, non-recurring sales of emission allowances (note 2.19), results on disposal of assets and restructuring costs, among others (note 7). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Basis of presentation and disclosure – continued

Considering that it is a relevant measure used by CEMEX’s management to review operating performance and for decision-making purposes, as well as an indicator used by CEMEX’s creditors of its ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of notes 4.3 and 17, CEMEX presents “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization). Operating EBITDA is not a measure of financial performance, an alternative to cash flows or a measure of liquidity under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

•	In 2022, 2021 and 2020, the increases in other financing obligations in connection with lease contracts negotiated during the year for $296, $227 and $213, respectively (note 17.2); and

Investing activities:

•

In 2022, 2021 and 2020, in connection with the leases negotiated during the year, the increases in assets for the right-of-use related to lease contracts for $296, $227 and $213, respectively (note 15.2).

Newly issued IFRS adopted in the reported periods

Beginning January 1, 2022, CEMEX adopted prospectively IFRS amendments that did not result in any material impact on its results or financial position, and which are explained as follows:

Standard	Main topic

Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts—Cost of Fulfilling a Contract

Clarifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

Amendments to IAS 16, Property, Plant and Equipment –Proceeds before Intended Use

Clarifies the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Annual improvements (2018-2020 cycle): IFRS 1, First-time Adoption of IFRS – Subsidiary as a First-time Adopter	The amendment permits a subsidiary to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

Annual improvements (2018-2020 cycle): IFRS 9, Financial Instruments – Fees in the‘10 per cent’ Test for Derecognition of Financial Liabilities

The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

Amendments to IFRS 3, Business Combinations – Reference to the conceptual framework	Update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

2.2)	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities over which the Parent Company exercises control, including structured entities (special purpose entities), by means of which the Parent Company, directly or indirectly, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee’s relevant activities. Balances and operations between related parties are eliminated in consolidation.

Investments in associates when CEMEX has significant influence which is generally presumed with a minimum equity interest of 20%, and/or joint ventures arrangements in which the Company and other third-party investors have joint control and have rights to the net assets of the arrangements, are accounted for by the equity method. The equity method reflects the investee’s original cost and CEMEX’s share of the investee’s equity and earnings after acquisition. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

2.3)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets and uncertain tax positions, the measurement of financial instruments at fair value, the assets and liabilities related to employee benefits, legal proceedings and provisions regarding assets retirements obligations and environmental liabilities. Significant judgment is required by management to appropriately assess the amounts of these concepts.

2.4)	CLIMATE CHANGE AND COMMITMENTS FOR THE REDUCTION OF CARBON DIOXIDE (“CO2”) EMISSIONS (unaudited)

The cement industry releases CO2 as part of the production process, mainly during the calcination of limestone, as well as CO2 released through the use of fossil fuels in the kilns. Currently, it is estimated that the whole cement industry releases between 5% to 7% of global CO2 emissions per year. In CEMEX, from estimated 50 million tons of gross CO2 emissions per year, 60% are directly related to the production process (Scope 1), 20% are indirect emissions from electricity consumption (Scope 2) and the remaining 20% arise from activities of supply and transportation (Scope 3).

CEMEX has an agenda of medium-term and long-term initiatives aiming at significantly reducing its CO2 emissions in order to align the Company’s efforts with the Paris Agreement objectives of limiting global warming to 1.5ºC above pre-industrial levels. During 2022, CEMEX enhanced its goals by redefining its medium-term and long-term targets, which are mainly: 1) a 35% reduction in CO2 emissions by 2025 and reaching a reduction greater than 47% by 2030, compared to its 1990 baseline in Scope 1 emissions; 2) achieve a 58% reduction in Scope 2 emissions by 2030 compared to a 2020 baseline, which represents reaching a 65% clean electricity consumption; 3) achieve reductions by 2030 compared to a 2020 baseline, of 25% in CO2 emissions per ton of purchased clinker and cement, 30% in transport emissions, 40% of Scope 3 emissions per ton of purchased fuels and 42% in absolute Scope 3 emissions from the use of traded fuels; and 4) reach net zero CO2 emissions across the company by 2050. CEMEX’s 2030 targets for its cement business were verified by the Science-Based Targets initiative (“SBTi”) to be in line with the 1.5ºC scenario. Also, CEMEX’s 2050 net-zero roadmap was validated by SBTi. SBTi, the foremost entity on science-based climate action goals, drives ambitious climate action in the private sector by enabling companies to set science-based emissions reductions targets.

To meet CEMEX’s 2030 targets, the objectives will have an impact that will range from -10% to +10% in the total cash payout of the annual executive variable compensation of the Chief Executive Officer, the top senior management, and approximately 4,400 employees, eligible for executive variable compensation. Moreover, CEMEX has detailed yearly CO2 roadmaps developed for each cement plant which include, among other factors: a) the increasing use of alternative fuels and electricity from clean sources as well as combustion enhancers such as hydrogen, b) the increasing use of decarbonated or lower carbon raw materials and cementitious materials to reduce the clinker factor, as well as, c) a roll-out of other proven CO2 reduction technologies and the investments required for their implementation.

Furthermore, to achieve the net-zero CO2 emissions target globally by 2050, CEMEX is working through an open innovation platform in which it partners and collaborates with start-ups, universities, other industry players and entities from other industries to develop a robust research and development portfolio of projects aimed at identifying the most promising technologies to capture, store and utilize CO2. These new technologies shouldcontribute beyond 2030 to fully decarbonize CEMEX’s operations. To build this portfolio, CEMEX is tapping into and expects to continue to tap government funding in Europe and the United States, where there are well established programs to foster innovation in the green technologies of the future. CEMEX continues to pursue its strategy in the different markets where it operates.

As of the reporting date, there are no internal plans or commitments with local authorities to shut down operating assets due to climate change issues or concerns. For the years ended December 31, 2022, 2021 and 2020, the Company’s other expenses, net, in the statement of operations, include expenses and losses associated with severe weather conditions of $1, $5 and less than $1, respectively, mainly related with hurricane Ian in 2022, storms in Texas in 2021 and Hurricanes Sally and Maria in 2020. The incremental cost is related to power and gas consumption costs and additional parts replacement due to these events. As of December 31, 2022, CEMEX does not expect additional investments, expenses, or losses in connection with these events of nature.

2.5)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded in the functional currency of each consolidated entity at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of each consolidated entity at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 21.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Foreign currency transactions and translation of foreign currency financial statements – continued

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to Dollars at the closing exchange rate for the statement of financial position and at the closing exchange rates of each month within the period for the statements of operations. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 21.2) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the Dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the Peso for all assets, liabilities and transactions associated with these activities.

The most significant closing exchange rates for the statement of financial position and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for the statements of operations in respect to CEMEX’s main functional currencies to the Dollar as of December 31, 2022, 2021 and 2020, were as follows:

	2022		2021		2020
Currency	Closing	Average	Closing	Average	Closing	Average
Peso	19.5000	20.0274	20.5000	20.4266	19.8900	21.5766
Euro	0.9344	0.9522	0.8789	0.8467	0.8183	0.8736
British Pound Sterling	0.8266	0.8139	0.7395	0.7262	0.7313	0.7758
Colombian Peso	4,810	4,277	3,981	3,783	3,433	3,730

2.6)	CASH AND CASH EQUIVALENTS (note 9)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the income statement as part of “Financial income and other items, net.”

When applicable, the amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments to the extent that any restriction will be lifted in less than three months from the reporting date, comprised of deposits in margin accounts that guarantee certain obligations, except when contracts contain provisions for net settlement, in which case, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties. When the restriction period is greater than three months, any restricted balance of cash and investments is not considered cash equivalents and is included within short-term or long-term “Other accounts receivable,” as appropriate.

2.7)	FINANCIAL INSTRUMENTS

Classification and measurement of financial instruments

Financial assets are classified as “Held to collect” and measured at amortized cost when they meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows; and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Amortized cost represents the Net Present Value (“NPV”) of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

•	Cash and cash equivalents (notes 2.6 and 9).

•

Trade receivables, other current accounts receivable and other current assets (notes 10 and 11). Due to their short-term nature, CEMEX initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below.

•

Trade receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained in the statement of financial position (notes 10 and 17.2).

•

Investments and non-current accounts receivable (note 14.2). Subsequent changes in effects from amortized cost are recognized in the income statement as part of “Financial income and other items, net”.

Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (note 14.2). CEMEX does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Classification and measurement of financial instruments – continued

The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the income statement as part of “Financial income and other items, net” (note 14.2).

Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 17.1 and 17.2). Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments.

Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below (note 17.4).

Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, CEMEX segments its accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience generally over the last 12 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

Costs incurred in the issuance of debt or borrowings

Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the income statement as incurred.

Leases (notes 2.9, 15 and 17.2)

At the inception of a contract, CEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if at inception of the contract, it conveys the right to control the use of an identified asset for a period in exchange for consideration, based on IFRS 16, Leases (“IFRS 16”). Pursuant to IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use, measured at their commencement date as the NPV of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX´s incremental borrowing rate. CEMEX determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.

CEMEX does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Interest expense” line item in the income statement.

At commencement date or on modification of a contract that contains a lease component, CEMEX allocates the consideration in the contract to each lease component based on their relative stand-alone prices. CEMEX applies the recognition exception for lease terms of 12 months or less and contracts of low-value assets and recognizes the lease payment of these leases as rental expense in the income statement over the lease term. CEMEX defined the lease contracts related to office and computer equipment as low-value assets.

The lease liability is measured at amortized cost using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero.

Hedging instruments (note 17.4)

A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 17.5). The accounting categories of hedging instruments are: a) cash flow hedge; b) fair value hedge of an asset or forecasted transaction; and c) hedge of a net investment in a subsidiary.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Hedging instruments – continued

In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves” (note 2.5), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

Embedded derivative financial instruments

CEMEX reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Put options granted for the purchase of non-controlling interests

Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2022 and 2021, CEMEX did not have written put options.

Fair value measurements (note 17.3)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

•

Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX can access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•

Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operating EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

2.8)	INVENTORIES (note 12)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, because of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

2.9)	PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (note 15)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (notes 5 and 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Property, machinery and equipment and assets for the right-of-use – continued

As of December 31, 2022, the average useful lives by category of fixed assets, which are reviewed at each reporting date, were as follows:

Years
Administrative buildings	27
Industrial buildings	24
Machinery and equipment in plant	16
Ready-mix trucks and motor vehicles	8
Office equipment and other assets	6

As of December 31, 2022, to the best of its knowledge, management considers that its commitments and actions in relation to climate change will not affect the estimated average useful lives of its property, machinery and equipment described above (note 2.4).

Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset, less any lease incentives received. The asset for the right-of-use is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to CEMEX by the end of the lease term or if the cost of the asset for the right-of-use reflects that CEMEX will exercise a purchase option. In that case the asset for the right-of-use would be depreciated over the useful life of the underlying asset, on the same basis as those of property, plant and equipment. In addition, assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period.

All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of its carrying amount. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units-of-production method.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.

2.10)	BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 4.1 and 16)

Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2.11). Goodwill may be adjusted for any change to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the income statement as incurred.

CEMEX capitalizes intangible assets acquired and costs incurred in the development of intangible assets when probable future economic benefits are identified and there is evidence of control over such benefits. Intangible assets are recognized at their acquisition or development cost, as applicable. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on a straight-line basis or using the units-of-production method, as applicable, as part of operating costs and expenses (notes 5 and 6).

Startup costs are recognized in the income statement as they are incurred. Costs associated with research and development activities (“R&D”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs are recognized in the operating results as incurred. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of extracting a mineral resource, which are not significant to CEMEX, are capitalized when probable future economic benefits associated with such activities are identified. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic benefits are not achieved, any capitalized costs are subject to impairment.

CEMEX’s extraction rights have weighted-average useful lives of 83 years, depending on the sector and the expected life of the related reserves. As of December 31, 2022, except for extraction rights which are amortized using the units-of-production method and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight-line basis over their useful lives that range on average from 3 to 20 years.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

2.11)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16)

Property, machinery and equipment, assets for the right-of-use, intangible assets of definite life and other investments

These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other expenses, net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. To obtain discounted cash flows attributable to each intangible asset, such revenue is adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are significantly sensitive to changes in such relevant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third-party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a year, during the last quarter of such year. CEMEX determines the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated, which consists of the higher of such group of CGUs fair value less cost to sell and its value in use, the latter represented by the NPV of estimated future cash flows to be generated by such CGUs to which goodwill was allocated, which are determined over periods of 5 years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other expenses, net”, if the recoverable amount is lower than the net book value of the group of CGUs. Impairment charges recognized on goodwill are not reversed in subsequent periods.

The reportable segments reported by CEMEX (note 4.3), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the reportable segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Impairment tests are significantly sensitive to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data; plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. CEMEX uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained.

2.12)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2022 and 2021, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 25.1.

Considering guidance under IFRS, CEMEX recognizes provisions for levies imposed by governments when the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Restructuring

CEMEX recognizes provisions for restructuring when the restructuring detailed plans have been properly finalized and authorized by management and have been communicated to the third parties involved and/or affected by the restructuring prior to the statement of financial position’s date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 18)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long - lived assets at the end of their useful lives are measured at the NPV of estimated future cash flows to be incurred in the restoration process and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to NPV by the passage of time is charged to the line item “Financial income and other items, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable conditions at the end of their operation.

Costs related to remediation of the environment (notes 18 and 25)

Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs.

Contingencies and commitments (notes 24 and 25)

Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company recognizes contingent revenues, income or assets only when their realization is virtually certain.

2.13)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 19)

Defined contribution pension plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit pension plans and other post-employment benefits

The costs associated with employees’ benefits for defined benefit pension plans and other post-employment benefits, generally comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered by the employees based on actuarial estimations of the benefits’ present value considering the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within “Financial income and other items, net.”

The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or significantly reduce the population subject to pension benefits, respectively, are recognized within operating costs and expenses.

Termination benefits

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

2.14)	INCOME TAXES (note 20)

The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments, if any. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are derecognized when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would derecognized such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. To determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX’s income statement for such period.

The income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated statements of operations.

The effective income tax rate is determined dividing the line item “Income tax” by the line item “Earnings before income tax.” This effective tax rate is further reconciled to CEMEX’s statutory tax rate applicable in Mexico (note 20.3). A significant effect in CEMEX’s effective tax rate and consequently in the reconciliation of CEMEX’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.

For the years ended December 31, 2022, 2021 and 2020, the statutory tax rates in CEMEX’s main operations were as follows:

Country	2022	2021	2020
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	21.0%
United Kingdom	19.0%	19.0%	19.0%
France	25.8%	28.4%	32.0%
Germany	28.2%	28.2%	28.2%
Spain	25.0%	25.0%	25.0%
Philippines	25.0%	25.0%	30.0%
Israel	23.0%	23.0%	23.0%
Colombia	35.0%	31.0%	32.0%
Others	5.5% — 30.0%	5.5% — 30.0%	9.0% — 30.0%

CEMEX’s current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rate fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

2.15)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 21.1)

These items represent the value of stockholders’ contributions and include the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves and subordinated notes (note 21.2)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income (loss), which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners.

Beginning in June 2021, this line item includes the balance of subordinated notes with no fixed maturity issued by the Parent Company. Considering that the Parent Company’s subordinated notes have no fixed maturity date, there is no contractual obligation for the Parent Company to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX and specific redemption events, are fully under the Parent Company’s control, under applicable IFRS, these subordinated notes issued by the Parent Company qualify as equity instruments and are classified within controlling interest stockholders’ equity.

The most significant items within “Other equity reserves and subordinated notes” during the reported periods are as follows:

Items of “Other equity reserves and subordinated notes” included within other comprehensive income (loss):

•

Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties’ balances that are of a non-current investment class (note 2.5);

•

The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2.7);

•	Changes in fair value of other investments in strategic securities (note 2.7); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves and subordinated notes” not included in comprehensive income (loss):

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•	The balance of subordinated notes with no fixed maturity and any interest accrued thereof; and

•	The cancellation of the Parent Company’s shares held by consolidated entities.

Retained earnings (note 21.3)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS.

Non-controlling interest and perpetual debentures (note 21.4)

This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amounts of financial instruments (perpetual debentures) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) a unilateral option to defer interest payments or preferred dividends for indeterminate periods. In June 2021, CEMEX redeemed all its perpetual debentures.

2.16) REVENUE RECOGNITION (note 3)

Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied because of ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Revenue recognition (note 3) – continued

Revenue and costs from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes ownership risks on the goods purchased, not acting as agent or broker.

When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX applies the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed; whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

Progress payments and advances received from customers do not reflect the work performed and are recognized as short-term or long-term advanced payments, as appropriate.

2.17)	COST OF SALES AND OPERATING EXPENSES (notes 5 and 6)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company’s management.

Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities.

Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

2.18)	EXECUTIVE SHARE-BASED COMPENSATION (note 22)

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives upon exercise of the awards based on changes in the Parent Company and/or the subsidiary’s stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the operating results during the periods in which the exercise rights are vested. Liability instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results.

2.19)	ALLOWANCES RELATED TO EMISSIONS OF CO2

According to the Paris Agreement objectives (note 2.4), in certain countries where CEMEX operates, such as the EU countries and the United Kingdom, among others, mechanisms aimed at reducing carbon dioxide emissions have been established, such as the EU’s Emissions Trading System (“EU ETS”), by means of which, the relevant environmental authorities grant annually certain number of emission rights (“Allowances”) so far free of cost to the entities releasing CO2. Entities in turn must submit to such environmental authorities at the end of the compliance period, Allowances for a volume equivalent to the tons of CO2 released. Companies must buy additional Allowances to meet deficits between actual CO2 emissions during the compliance period and Allowances received. Entities may also dispose of any surplus of Allowances in the market. In general, failure to meet the emissions caps is subject to significant monetary penalties. The trend is that Allowances received free of cost will be reduced over time so that entities are compelled to act and gradually reduce the aggregate volume of emissions.

As of December 31, 2022, according to management estimates (unaudited), CEMEX held excess Allowances received for no consideration in prior years sufficient to allow the Company offsetting CO2 costs in the EU and the United Kingdom operations until 2026. Moreover, the increasing use of decarbonated or lower carbon raw materials, although far more expensive than traditional raw materials, among other strategies to reduce CO2 emissions such as the use of alternative fuels and decarbonated or lower carbon cementitious materials, may allow CEMEX, according to internal estimates, to extend its consolidated surplus of Allowances beyond 2026.

CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows:

•	Certificates received through government grants for no consideration paid are recognized at zero cost in the statement of financial position.

•	Revenues received from the sale of excess Allowances are recognized in the statement of operations in the period in which they occur.

•	Allowances that would be acquired to hedge exceeding CO2 emissions would be recognized as intangible assets at cost and would be further amortized to cost of sales during the compliance period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Allowances related to emissions of CO2 – continued

•

CEMEX would accrue a provision at market value against cost of sales when current emissions of CO2 would exceed the number of emission rights on hand and the required additional Allowances would not be yet acquired in the market.

•	In addition, in certain countries, the environmental authorities impose levies per ton of CO2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred.

2.20)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2022, 2021 and 2020, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2.21)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company’s management expects to adopt in their specific effective dates considering preliminarily without any significant effect in the Company’s financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date
Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarify the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture	Has yet to be set

Amendments to IAS 1, Presentation of Financial Statements– Classification of Liabilities as Current or Non-current	Clarifies the requirements to be applied in classifying liabilities as current and non- current.	January 1, 2023

Amendments to IAS 8,Definition of Accounting Estimates

The amendment makes a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

January 1, 2023

Amendments to IAS 1 and IFRS Practice Statement 2,Disclosure of Accounting Policies

The amendment requires entities to disclose their material accounting policies rather than their significant accounting policies. To support this amendment the Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2 Making Materiality Judgements to accounting policy disclosures.

January 1, 2023

Amendments to IAS 12, Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction	The amendment clarifies that companies should account for deferred tax assets and liabilities on transactions such as leases and decommissioning obligations. CEMEX has always applied these criteria.	January 1, 2023

IFRS 17, Insurance Contracts

The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, Insurance contracts. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.

January 1, 2023

Amendments to IFRS 16, Leases – Lease Liability in a Sale and Leaseback

The amendments mentioned that on initial recognition, the seller-lessee would include variable payments when it measures a lease liability arising from a sale-and-leaseback transaction. In addition, the amendments established that the seller-lessee could not recognize gains or losses relating to the right of use it retains after initial recognition.

January 1, 2024

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

3)	REVENUES

CEMEX’s revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services, including urbanization solutions. CEMEX grants credit for terms ranging from 15 to 90 days depending on the type and risk of each customer. For the years ended December 31, 2022, 2021 and 2020, revenue is as follows:

	2022	2021	2020
From the sale of goods associated to CEMEX’s main activities [1]	$15,137	14,009	12,344
From the sale of other goods and services [2]	440	370	325

	$15,577	14,379	12,669

1	Include in each period immaterial amounts of revenue generated under construction contracts.
2	Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

Information of revenues by reportable segment and line of business for the years 2022, 2021 and 2020 is presented in note 4.3

As of December 31, 2022 and 2021, amounts receivable for progress billings to and advances received from customers of construction contracts were not significant. Moreover, for the years 2022, 2021 and 2020, revenues and costs related to construction contracts in progress were not material.

Certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price should be allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the income statement during the period in which the incentive is exercised by the customer or until it expires. For the years ended December 31, 2022, 2021 and 2020 changes in the balance of contract liabilities with customers are as follows:

	2022	2021	2020
Opening balance of contract liabilities with customers	$257	201	225
Increase during the period for new transactions	1,493	1,626	1,536
Decrease during the period for exercise or expiration of incentives	(1,458)	(1,574)	(1,561)
Currency translation effects	1	4	1

Closing balance of contract liabilities with customers	$293	257	201

For the years 2022, 2021 and 2020, CEMEX did not identify any significant costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15, Revenues from contracts with customers.

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

4.1)	BUSINESS COMBINATIONS

On July 11, 2022, through a subsidiary in Germany, CEMEX completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21. The investment expands CEMEX’s aggregates business in the region and CEMEX estimates increases the life of aggregates reserves for CEMEX’s operations in Central Europe for at least the next 25 years. The majority stake in ProStein’s assets adds a full range of fine and hard aggregates to CEMEX’s aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein’s assets include six active hardstone plants and six construction, demolition, and excavation waste (CDEW) recovery sites. As of December 31, 2022, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, CEMEX has not determined any goodwill.

On December 10, 2021, through a subsidiary in Mexico, CEMEX acquired Broquers Ambiental, a sustainable waste management company for a total consideration of $13. Broquers Ambiental assets include a plant for solid waste treatment for its use as alternate fuel. During 2022, considering the valuation of the fair values of the assets acquired and liabilities assumed, CEMEX determined goodwill of $4.

In January 2021, a subsidiary of CEMEX in Israel acquired two ready-mix concrete plants from Kinneret and Beton-He’Emek for an amount in shekels equivalent to $6. As of December 31, 2021, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, CEMEX determined goodwill of $5.

During the first 6 months of 2020, a subsidiary of CEMEX in Israel acquired a ready-mix concrete products business from Ashtrom Industries for an amount in shekels equivalent to $33. After the conclusion of the purchase price allocation to the fair values of the assets acquired and liabilities assumed of this business, CEMEX determined goodwill of $2.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

4.2)	DISCONTINUED OPERATIONS

On October 25, 2022, to accelerate the growth and development of Neoris, its subsidiary in the digital solutions sector, CEMEX closed a partnership with Advent International (“Advent”). As part of the partnership CEMEX sold to Advent a 65% stake in Neoris for a total cash consideration of $119. While surrendering control to Advent, CEMEX retains an approximate 35% stake and remains as a key strategic partner and customer of Neoris. CEMEX’s retained an approximate 35% in Neoris was remeasured at fair value at the date of loss of control, is subsequently accounted for under the equity method and is presented in the line item “Investments in associates and joint ventures. Neoris’ results for the period from January 1 to October 25, 2022 and for the years ended December 31, 2021 and 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $117, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control. In connection with this transaction, CEMEX, as borrower, entered into short-terms loan agreements with certain subsidiaries of Neoris to support Neoris with working capital requirements while the ownership transition took place. These loan were in market terms and conditions and were for amounts that are not material to CEMEX but material to Neoris.

On August 31, 2022, through subsidiaries in Colombia and Spain, CEMEX concluded the sale with affiliates of Cementos Progreso Holdings, S.L. of its entire operations in Costa Rica and El Salvador for a total cash consideration of $325, related to CEMEX’s aggregate controlling interest. The assets sold consisted of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of December 31, 2021 the assets and liabilities associated with the operations in Costa Rica and El Salvador were presented in the statement of financial position within the line items of “Assets held for sale” and “Liabilities directly related to assets held for sale”, as correspond. CEMEX’s results of these operations for the period from January 1 to August 31, 2022 and for the years ended December 31, 2021 and 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date.

On July 9, 2021, CEMEX closed the sale to Çimsa Çimento Sanayi Ve Ticaret A.Ş., of its white cement business, except for Mexico and the United States, for a total cash consideration of $155, including its Buñol cement plant in Spain and its white cement customer list. CEMEX’s operations of these assets in Spain for the period from January 1 to July 9, 2021 and for the year ended December 31, 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 net of the proportional allocation of goodwill of $41.

On March 31, 2021, CEMEX closed the sale to LafargeHolcim of 24 concrete plants and one aggregates quarry located in the Rhone Alpes region in the Southeast of France for a total cash consideration of $44. CEMEX’s operations of these assets in France for the three-month period ended on March 31, 2021 and the year ended December 31, 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

On August 3, 2020, through a subsidiary in the United Kingdom, CEMEX concluded the sale to Breedon Group plc of certain assets for a total cash consideration in Pounds equivalent to $230, including $30 of debt. The assets sold consisted of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. CEMEX’s operations of these assets in the United Kingdom for the period from January 1 to August 3, 2020, including in 2020 a loss on sale of $57 net of the proportional allocation of goodwill of $47 are reported in the statements of operations, net of tax, in the single line item “Discontinued operations.”

On March 6, 2020, CEMEX concluded the sale to Eagle Materials Inc. of its U.S. subsidiary Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, for a total cash consideration of $665, of which the proceeds to CEMEX were $499. The assets sold consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s operations of these assets in the United States for the period from January 1 to March 6, 2020, including in 2020 a gain on sale of $14 net of the proportional allocation of goodwill of $291 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the statement of financial position for the assets held for sale in 2021 related to the operating segments in Costa Rica and El Salvador, as mentioned above:

2021
Current assets	$29
Non-current assets	48

Total assets held for sale	77
Current liabilities	31
Non-current liabilities	8

Total liabilities directly related to assets held for sale	39

Total net assets held for sale	$38

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Discontinued operations – continued

In addition, the following table presents condensed combined information of the statements of operations of CEMEX’s discontinued operations previously mentioned related to: a) Neoris operations for the period from January 1 to October 25, 2022 and for years ended December 31, 2021 and 2020; b) Costa Rica and El Salvador for the period from January 1 to August 31, 2022 and for the years ended December 31, 2021 and 2020; c) Spain related to the white cement business for the period from January 1 to July 9, 2021 and for the year ended December 31, 2020; d) France related to the Rhone Alpes region for the three-month period ended March 31, 2021 and the year ended December 31, 2020; e) the United Kingdom for the period from January 1 to August 3, 2020 and; f) the United States related to Kosmos assets for the period from January 1 to March 6, 2020.

	2022	2021	2020
Revenues	$256	354	490
Cost of sales and operating expenses	(225)	(304)	(434)
Other income (expenses), net	(8)	(42)	(21)
Financial expenses, net and others	—	5	2

Earnings before income tax	23	13	37
Income tax	(3)	(48)	(92)

Result of discontinued operations	20	(35)	(55)
Net disposal result	304	(4)	(45)

Net result of discontinued operations	$324	(39)	(100)

4.3)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates by geography and business on a regional basis. For the reported periods, CEMEX’s operations were organized in four regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, Middle East, Africa and Asia (“EMEAA”) and 4) South, Central America and the Caribbean (“SCA&C”). The accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 2.

Considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) “Rest of EMEAA” refers to CEMEX’s operations in the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) “Rest of SCA&C” refers to CEMEX’s operations in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of Trinidad Cement Limited (“TCL”); and c) “Caribbean TCL” refers to the operations of TCL and subsidiaries in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment “Others” refers to: 1) cement trade maritime operations, 2) the Parent Company, other corporate entities and finance subsidiaries, and 3) other minor subsidiaries with different lines of business. For the years 2022, 2021 and 2020, for purposes of the selected financial information by reportable segment and line of business, the operations of Neoris, formerly part of the segment “Others,”, are presented as discontinued operations. The financial information for the years 2021 and 2020 previously reported was reformulated to consider this new presentation.

Selected information of the consolidated statements of operations by reportable segment for the years 2022, 2021 and 2020, excluding the share of profits of equity accounted investees by reportable segment that is included in the note 14.1, was as follows:

2022	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$3,842	(200)	3,642	1,133	172	961	(69)	(28)	32
United States	5,038	(4)	5,034	762	455	307	(205)	(55)	(21)
EMEAA
United Kingdom	982	—	982	195	60	135	(8)	(8)	(8)
France	781	—	781	63	50	13	1	(10)	2
Germany	485	(46)	439	40	28	12	2	(2)	(3)
Poland	419	(4)	415	64	22	42	1	(2)	4
Spain	382	(36)	346	6	28	(22)	(113)	(2)	2
Philippines [1]	379	—	379	84	37	47	(2)	18	(9)
Israel	840	—	840	112	46	66	5	(4)	—
Rest of EMEAA	707	(1)	706	116	55	61	(10)	(4)	2
SCA&C
Colombia [2]	429	—	429	61	24	37	12	(7)	22
Panama [2]	149	(34)	115	28	16	12	(2)	—	—
Caribbean TCL [3]	302	(8)	294	74	17	57	(19)	(4)	(1)
Dominican Republic	348	(6)	342	133	8	125	(1)	(1)	(3)
Rest of SCA&C [2]	394	(1)	393	90	13	77	(2)	(2)	(3)
Others	2,849	(2,409)	440	(280)	89	(369)	(57)	(290)	31

Continuing operations	18,326	(2,749)	15,577	2,681	1,120	1,561	(467)	(401)	47
Discontinued operations	256	—	256	39	8	31	(8)	(4)	4

Total	$18,582	(2,749)	15,833	2,720	1,128	1,592	(475)	(405)	51

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Selected financial information by reportable segment and line of business – continued

2021	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$3,466	(142)	3,324	1,164	161	1,003	(43)	(29)	2
United States	4,359	(4)	4,355	778	464	314	(127)	(47)	(19)
EMEAA
United Kingdom	940	—	940	141	69	72	(3)	(8)	(17)
France	863	—	863	93	50	43	(6)	(11)	—
Germany	472	(43)	429	69	28	41	—	(2)	(2)
Poland	405	(6)	399	73	25	48	(4)	(2)	1
Spain	359	(25)	334	(6)	33	(39)	(331)	(3)	51
Philippines [1]	424	—	424	114	40	74	(1)	17	(2)
Israel	785	—	785	114	45	69	(1)	(4)	2
Rest of EMEAA	618	(5)	613	87	56	31	(110)	(3)	1
SCA&C
Colombia [2]	437	—	437	87	26	61	(19)	(7)	(12)
Panama [2]	121	(23)	98	31	16	15	(2)	—	—
Caribbean TCL [3]	280	(7)	273	65	19	46	(1)	(6)	(6)
Dominican Republic	299	(8)	291	128	7	121	3	—	(1)
Rest of SCA&C [2]	465	(21)	444	110	13	97	(5)	(2)	(3)
Others	1,621	(1,251)	370	(209)	68	(277)	568	(551)	(74)

Continuing operations	15,914	(1,535)	14,379	2,839	1,120	1,719	(82)	(658)	(79)
Discontinued operations	354	—	354	66	16	50	(42)	(5)	10

Total	$16,268	(1,535)	14,733	2,905	1,136	1,769	(124)	(663)	(69)

2020	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$2,812	(134)	2,678	931	148	783	(46)	(31)	(4)
United States	3,994	(1)	3,993	747	440	307	(1,350)	(53)	(20)
EMEAA
United Kingdom	739	—	739	88	67	21	(73)	(9)	(77)
France	754	—	754	71	48	23	(1)	(12)	3
Germany	489	(37)	452	67	28	39	(3)	(2)	(3)
Poland	377	(7)	370	74	25	49	(1)	(2)	1
Spain	319	(16)	303	25	39	(14)	(195)	(3)	(9)
Philippines [1]	398	—	398	118	46	72	(1)	2	2
Israel	754	—	754	115	28	87	—	(4)	1
Rest of EMEAA	582	(9)	573	75	56	19	(26)	(3)	(22)
SCA&C
Colombia [2]	404	—	404	86	25	61	(14)	(5)	(13)
Panama [2]	80	(7)	73	12	16	(4)	(19)	(1)	1
Caribbean TCL [3]	251	(7)	244	65	22	43	(9)	(6)	(8)
Dominican Republic	229	(11)	218	84	8	76	(5)	(1)	4
Rest of SCA&C [2]	393	(3)	390	100	15	85	(38)	(2)	7
Others	796	(470)	326	(261)	94	(355)	18	(641)	22

Continuing operations	13,371	(702)	12,669	2,397	1,105	1,292	(1,763)	(773)	(115)
Discontinued operations	505	(15)	490	76	20	56	(21)	(4)	6

Total	$13,876	(717)	13,159	2,473	1,125	1,348	(1,784)	(777)	(109)

1

CEMEX’s operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling interest in CHP of 22.10% and 22.16%, respectively, of its ordinary shares (note 21.4).

2

CEMEX Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Guatemala and Nicaragua, and until August 31, 2022, of the operations in Costa Rica and El Salvador. At year end 2022 and 2021, there is a non-controlling interest in CLH of 4.70% and 7.74%, respectively, of its ordinary shares, excluding shares held in CLH’s treasury (note 21.4).

3

The shares of TCL trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling interest in TCL of 30.17% of its ordinary shares in both years (note 21.4).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Debt by reportable segment is disclosed in note 17.1. As of December 31, 2022 and 2021, selected statement of financial position information by reportable segment was as follows:

2022	Associates and joint ventures	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$—	3,846	3,846	1,381	2,465	265
United States	198	12,425	12,623	2,642	9,981	551
EMEAA
United Kingdom	5	1,388	1,393	921	472	74
France	42	910	952	471	481	57
Germany	3	449	452	255	197	33
Poland	—	341	341	119	222	33
Spain	—	616	616	204	412	27
Philippines	—	792	792	155	637	72
Israel	—	771	771	495	276	37
Rest of EMEAA	10	773	783	303	480	55
SCA&C
Colombia	—	742	742	274	468	45
Panama	—	302	302	88	214	19
Caribbean TCL	—	499	499	218	281	16
Dominican Republic	—	232	232	81	151	18
Rest of SCA&C	—	268	268	104	164	20
Others	382	1,385	1,767	7,827	(6,060)	40

Total	640	25,739	26,379	15,538	10,841	1,362
Assets held for sale and related liabilities (note 13)	—	68	68	—	68	—

Total consolidated	$640	25,807	26,447	15,538	10,909	1,362

2021	Associates and joint ventures	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$—	3,785	3,785	1,513	2,272	190
United States	159	12,651	12,810	2,707	10,103	373
EMEAA
United Kingdom	6	1,585	1,591	1,220	371	94
France	41	952	993	476	517	44
Germany	3	398	401	287	114	29
Poland	1	321	322	126	196	29
Spain	—	704	704	240	464	34
Philippines	—	777	777	153	624	89
Israel	—	776	776	526	250	45
Rest of EMEAA	9	798	807	287	520	66
SCA&C
Colombia	—	962	962	477	485	27
Panama	—	282	282	88	194	9
Caribbean TCL	—	498	498	219	279	22
Dominican Republic	—	192	192	87	105	15
Rest of SCA&C	—	262	262	173	89	15
Others	316	1,031	1,347	7,761	(6,414)	13

Total	535	25,974	26,509	16,340	10,169	1,094
Assets held for sale and related liabilities (note 13)	—	141	141	39	102	5

Total consolidated	$535	26,115	26,650	16,379	10,271	1,099

1

In 2022 and 2021, the column “Additions to fixed assets” includes capital expenditures, which comprises acquisitions of property, machinery and equipment as well as additions of assets for the right-of-use, for combined amounts of $1,362 and $1,099, respectively (note 15).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Revenues by line of business and reportable segment for the years ended December 31, 2022, 2021 and 2020 were as follows:

2022	Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	Revenues
Mexico	$2,663	925	261	843	14	(1,064)	3,642
United States	2,017	2,871	1,202	697	12	(1,765)	5,034
EMEAA
United Kingdom	312	329	371	206	27	(263)	982
France	—	622	332	15	—	(188)	781
Germany	220	186	81	32	71	(151)	439
Poland	282	160	41	4	1	(73)	415
Spain	281	99	34	25	—	(93)	346
Philippines	378	—	—	4	—	(3)	379
Israel	—	718	213	97	21	(209)	840
Rest of EMEAA	504	260	48	18	26	(150)	706
SCA&C
Colombia	296	137	40	62	19	(125)	429
Panama	119	27	7	13	2	(53)	115
Caribbean TCL	297	4	6	2	5	(20)	294
Dominican Republic	285	20	—	46	10	(19)	342
Rest of SCA&C	360	16	3	22	1	(9)	393
Others	—	—	—	—	2,851	(2,411)	440

Continuing operations	8,014	6,374	2,639	2,086	3,060	(6,596)	15,577
Discontinued operations	113	18	4	3	174	(56)	256

Total	$8,127	6,392	2,643	2,089	3,234	(6,652)	15,833

2021	Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	Revenues
Mexico	$2,412	733	208	810	14	(853)	3,324
United States	1,731	2,479	1,005	558	13	(1,431)	4,355
EMEAA
United Kingdom	270	311	377	200	53	(271)	940
France	—	682	397	6	—	(222)	863
Germany	210	204	65	30	69	(149)	429
Poland	272	154	38	6	1	(72)	399
Spain	256	93	31	23	—	(69)	334
Philippines	423	—	—	4	1	(4)	424
Israel	—	657	199	89	27	(187)	785
Rest of EMEAA	423	232	47	14	21	(124)	613
SCA&C
Colombia	309	130	36	58	21	(117)	437
Panama	103	16	5	7	1	(34)	98
Caribbean TCL	271	5	7	4	6	(20)	273
Dominican Republic	240	16	—	44	8	(17)	291
Rest of SCA&C	400	20	6	24	1	(7)	444
Others	—	—	—	—	1,619	(1,249)	370

Continuing operations	7,320	5,732	2,421	1,877	1,855	(4,826)	14,379
Discontinued operations	156	23	7	3	174	(9)	354

Total	$7,476	5,755	2,428	1,880	2,029	(4,835)	14,733

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Information related to revenue by line of business and reportable segment – continued

2020	Cement	Concrete	Aggregates	Urbanization solutions	Others	Eliminations	Revenues
Mexico	$2,001	628	172	590	14	(727)	2,678
United States	1,599	2,255	954	468	13	(1,296)	3,993
EMEAA
United Kingdom	201	274	314	176	53	(279)	739
France	—	647	340	—	—	(233)	754
Germany	210	202	69	31	69	(129)	452
Poland	244	142	39	6	1	(62)	370
Spain	233	83	24	18	—	(55)	303
Philippines	398	—	—	2	1	(3)	398
Israel	—	623	195	81	27	(172)	754
Rest of EMEAA	400	220	42	11	21	(121)	573
SCA&C
Colombia	294	119	34	44	21	(108)	404
Panama	67	14	4	4	1	(17)	73
Caribbean TCL	245	5	7	2	6	(21)	244
Dominican Republic	185	15	5	31	8	(26)	218
Rest of SCA&C	359	3	6	19	1	2	390
Others	—	—	—	—	803	(477)	326

Continuing operations	6,436	5,230	2,205	1,483	1,038	(3,724)	12,669
Discontinued operations	167	90	77	3	201	(47)	490

Total	$6,603	5,320	2,282	1,486	1,239	(3,771)	13,159

5)	COST OF SALES

The detail of consolidated cost of sales by nature for the years 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Raw materials and goods for resale	$4,916	4,875	4,108
Payroll	1,474	1,349	1,254
Electricity, fuels and other services	1,655	1,174	1,052
Depreciation and amortization	929	934	914
Maintenance, repairs and supplies	809	722	648
Transportation costs	671	573	352
Other production costs	969	982	929
Change in inventory	(668)	(866)	(671)

	$10,755	9,743	8,586

6)	OPERATING EXPENSES

Consolidated operating expenses during 2022, 2021 and 2020 by function are as follows:

	2022	2021	2020
Administrative expenses 1, [2]	$1,074	958	1,049
Selling expenses [2]	363	322	329

Total administrative and selling expenses	1,437	1,280	1,378
Distribution and logistics expenses	1,824	1,637	1,413

Total operating expenses	$3,261	2,917	2,791

1

All significant R&D activities are executed by several internal areas of CEMEX as part of their daily activities. In 2022, 2021 and 2020, total combined expenses of these departments recognized within administrative expenses were $42, $44 and $39, respectively.

2

In 2022, 2021 and 2020, administrative expenses include depreciation and amortization of $140, $137 and $141, respectively, and selling expenses include depreciation and amortization of $51 in 2022, $49 in 2021 and $50 in 2020.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Operating expenses – continued

Consolidated operating expenses during 2022, 2021 and 2020 by nature are as follows:

	2022	2021	2020
Transportation costs	$1,676	1,502	1,313
Payroll	1,038	905	935
Depreciation and amortization	191	186	191
Professional legal, accounting and advisory services	145	144	174
Maintenance, repairs and supplies	84	76	72
Other operating expenses	127	104	106

	$3,261	2,917	2,791

7)	OTHER EXPENSES, NET

The detail of the line item “Other expenses, net” for the years 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Impairment losses (notes 15.1, 16.1 and 16.2)	$(442)	(513)	(1,520)
Results from the sale of assets and others [1]	9	(126)	(114)
Incremental costs and expenses related to the COVID-19 Pandemic [2]	(14)	(26)	(48)
Restructuring costs [3]	(20)	(17)	(81)
Sale of CO2 Allowances (note 2.19) [4]	—	600	—

	$(467)	(82)	(1,763)

[1]

In 2022, 2021 and 2020, includes $14, $29 and $11, respectively, in connection with property damages and natural disasters (note 25.1). In addition, in 2022 includes a gain of $48 as a result of the remeasurement at fair value of CEMEX’s previous controlling interest in Neoris at the time of sale.

[2]

Refers to certain incremental costs and expenses related to the compliance of the hygiene measures and other negative effects of the Coronavirus SARS-CoV-2 pandemic declared in March 2020 (the “COVID-19 Pandemic”). From the beginning of the COVID-19 Pandemic and attending official dispositions of the authorities in the countries in which CEMEX operates, the Company implemented strict hygiene, sanitary and security protocols in all its operations and modified its manufacturing, selling and distribution processes to implement physical distancing, aiming to protect the health and safety of its employees and their families, customers and communities.

[3]	Restructuring costs mainly refer to severance payments and the definite closing of operating sites.
[4]

In connection with the CO2 Allowances under the EU ETS, during March 2021, considering CEMEX’s targets for the reduction of CO2 emissions (note 2.4), as well as the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, CEMEX sold 12.3 million Allowances in several transactions for an aggregate amount of $600. The Company had accrued such Allowances as of the end of Phase III under the EU ETS, which finalized on December 31, 2020.

8)	FINANCIAL ITEMS

8.1)	FINANCIAL EXPENSE

Consolidated financial expense in 2022, 2021 and 2020 includes $67, $67 and $74 of interest expense from financial obligations related to lease contracts (notes 15.2 and 17.2).

8.2)	FINANCIAL INCOME AND OTHER ITEMS, NET

The detail of financial income and other items, net in 2022, 2021 and 2020 was as follows:

	2022	2021	2020
Effects of amortized cost on assets and liabilities and others, net	$(32)	(28)	(89)
Net interest cost of pension liabilities (note 19)	(26)	(25)	(27)
Results from financial instruments, net (notes 14.2 and 17.4)	(5)	(6)	(17)
Foreign exchange results	73	(35)	(3)
Financial income	27	22	20
Others	10	(7)	1

	$47	(79)	(115)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

9)	CASH AND CASH EQUIVALENTS

As of December 31, 2022 and 2021, consolidated cash and cash equivalents consisted of:

	2022	2021
Cash and bank accounts	$297	367
Fixed-income securities and other cash equivalents	198	246

	$495	613

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of $6 in 2022 and $15 in 2021, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis.

10)	TRADE ACCOUNTS RECEIVABLE

As of December 31, 2022 and 2021, consolidated trade accounts receivable consisted of:

	2022	2021
Trade accounts receivable	$1,735	1,622
Allowances for expected credit losses	(91)	(101)

	$1,644	1,521

As of December 31, 2022 and 2021, trade accounts receivable include receivables of $828 and $727, respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, the United States, France and the United Kingdom, in which CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX of $678 in 2022 and $602 in 2021, were recognized within the line item of “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $24 in 2022, $11 in 2021 and $13 in 2020. CEMEX’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

As of December 31, 2022, the balances of trade accounts receivable and the allowance for Expected Credit Losses (“ECL”) were as follows:

	Accounts receivable	ECL allowance	ECL average rate
Mexico	$306	31	10.1%
United States	591	9	1.5%
Europe, Middle East, Africa and Asia	763	41	5.4%
South, Central America and the Caribbean	73	10	13.7%
Others	2	—	—

	$1,735	91

Changes in the allowance for expected credit losses in 2022, 2021 and 2020, were as follows:

	2022	2021	2020
Allowances for expected credit losses at beginning of period	$101	121	116
Charged to selling expenses	9	1	23
Deductions	(21)	(16)	(19)
Reclassification to assets held for sale (note 4.2)	—	(2)	—
Foreign currency translation effects	2	(3)	1

Allowances for expected credit losses at end of period	$91	101	121

As of December 31, 2021, in relation to the COVID-19 Pandemic and the potential increase in expected credit losses on trade accounts receivable associated with the still remaining negative economic effects, CEMEX maintains continuous communication with its customers as part of its collection management, in order to anticipate situations that could represent an extension in the portfolio’s recovery period or in some cases the risk of non-recovery. As of this same date, the Company considers that these negative effects do not yet have a significant impact on the estimates of expected credit losses and will continue to monitor the development of relevant events that may eventually have effect because of a deepening or extension of the COVID-19 Pandemic.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

11)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2022 and 2021, consolidated other accounts receivable consisted of:

	2022	2021
Advances of income taxes and other refundable taxes	$335	396
Non-trade accounts receivable [1]	119	84
Interest and notes receivable	41	31
Current portion of valuation of derivative financial instruments	25	36
Loans to employees and others	15	11

	$535	558

1	Non-trade accounts receivable are mainly attributable to the sale of assets.

12)	INVENTORIES

As of December 31, 2022 and 2021, the consolidated balance of inventories was summarized as follows:

	2022	2021
Materials and spare parts	$563	372
Finished goods	406	343
Raw materials	329	242
Work-in-process	284	225
Inventory in transit	87	79

	$1,669	1,261

For the years ended December 31, 2022, 2021 and 2020, CEMEX recognized within “Cost of sales” in the income statement, inventory impairment losses of $10, $4 and $9, respectively.

13)	ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS

As of December 31, 2022 and 2021, assets held for sale and other current assets was detailed as follows:

	2022	2021
Assets held for sale	$69	141
Other current assets	114	131

	$183	272

As of December 31, 2022 and 2021, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows:

	2022			2021
	Assets	Liabilities	Net assets	Assets	Liabilities	Net assets
Other assets held for sale	$69	—	69	$64	—	64
Costa Rica and El Salvador (note 4.2)	—	—	—	77	39	38

	$69	—	69	$141	39	102

As of December 31, 2022 and 2021, other current assets presented above are mainly comprised of advance payments to suppliers.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

14)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

14.1)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of December 31, 2022 and 2021, the investments in common shares of associates and joint ventures were as follows:

	Activity	Country	%	2022	2021
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$306	269
Concrete Supply Co. LLC	Concrete	United States	40.0	96	90
Lehigh White Cement Company	Cement	United States	36.8	76	69
Neoris N.V. [1]	Technology	The Netherlands	34.8	62	—
Société d’Exploitation de Carrières	Aggregates	France	50.0	23	22
Société Méridionale de Carrières	Aggregates	France	33.3	12	12
Other companies	—	—	—	65	73

				$640	535

Out of which:
Acquisition cost				$302	303
Equity method recognition				$338	232

1

On October 25, 2022, in connection with the sale of Neoris’ 65% stake to Advent described in note 4.2, CEMEX’s remaining equity interest in Neoris was remeasured at fair value at the date of loss of control, measured prospectively under the equity method and is presented in the line item of investments in associates and joint ventures.

Combined condensed statement of financial position information of CEMEX’s equity accounted investees as of December 31, 2022 and 2021 is set forth below:

	2022	2021
Current assets	$1,603	1,424
Non-current assets	1,699	1,718

Total assets	3,302	3,142

Current liabilities	468	532
Non-current liabilities	774	737

Total liabilities	1,242	1,269

Total net assets	$2,060	1,873

Combined selected information of the statements of operations of CEMEX’s equity accounted investees in 2022, 2021 and 2020 is set forth below:

	2022	2021	2020
Revenues	$2,319	1,801	1,759
Operating earnings	398	312	296
Income before income tax	268	219	175
Net income	186	153	128

The share of equity accounted investees by reportable segment in the statements of operations for 2022, 2021 and 2020 is detailed as follows:

	2022	2021	2020
Mexico	$39	28	30
United States	17	18	15
EMEAA	8	8	6
Corporate and others	(34)	—	(2)

	$30	54	49

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

14.2)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2022 and 2021, consolidated other investments and non-current accounts receivable were summarized as follows:

	2022	2021
Non-current accounts receivable [1]	$228	204
Investments in strategic equity securities [2]	5	14
Non-current portion of valuation of derivative financial instruments (note 17.4)	57	22
Investments at fair value through the income statement [3]	3	3

	$293	243

1

Includes, among other items: a) accounts receivable from investees and joint ventures of $33 in 2022 and $21 in 2021, b) advances to suppliers of fixed assets of $58 in 2022 and $35 in 2021, c) employee prepaid compensation of $12 in 2022 and $7 in 2021, and d) warranty deposits of $21 in 2022 and $27 in 2021.

2	These investments are recognized at fair value through other comprehensive income.
3	Refers to investments in private funds. In 2022 and 2021, no contributions were made to such private funds.

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2022 and 2021, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

	2022	2021
Property, machinery and equipment, net	$10,156	10,202
Assets for the right-of-use, net	1,128	1,120

	$11,284	11,322

15.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2022 and 2021, consolidated property, machinery and equipment, net and the changes in this line item during 2022, 2021 and 2020, were as follows:

	2022
	Land and mineral reserves	Building	Machinery and equipment	Construction in progress [1]	Total
Cost at beginning of period	$4,801	2,532	11,727	1,262	20,322
Accumulated depreciation and depletion	(1,226)	(1,494)	(7,400)	—	(10,120)

Net book value at beginning of period	3,575	1,038	4,327	1,262	10,202
Capital expenditures	126	52	406	457	1,041
Stripping costs	25	—	—	—	25

Total capital expenditures	151	52	406	457	1,066
Disposals [2]	(4)	(4)	(22)	—	(30)
Business combinations (note 4.1)	32	1	9	1	43
Depreciation and depletion for the period	(153)	(78)	(493)	—	(724)
Impairment losses (note 7)	(12)	(8)	(55)	(2)	(77)
Foreign currency translation effects	(83)	(172)	(19)	(50)	(324)

Cost at end of period	4,843	2,342	11,663	1,668	20,516
Accumulated depreciation and depletion	(1,337)	(1,513)	(7,510)	—	(10,360)

Net book value at end of period	$3,506	829	4,153	1,668	10,156

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Property, machinery and equipment, net – continued

	2021
	Land and mineral reserves	Building	Machinery and equipment	Construction in progress [1]	Total	2020 [1]
Cost at beginning of period	$4,741	2,438	11,929	1,188	20,296	19,708
Accumulated depreciation and depletion	(1,177)	(1,474)	(7,475)	—	(10,126)	(9,143)

Net book value at beginning of period	3,564	964	4,454	1,188	10,170	10,565
Capital expenditures	81	159	609	—	849	564
Stripping costs	18	—	—	—	18	18

Total capital expenditures	99	159	609	—	867	582
Disposals [2]	(20)	(6)	(80)	—	(106)	(63)
Reclassifications [3]	(4)	(8)	(29)	(3)	(44)	(18)
Business combinations (note 4.1)	—	—	—	—	—	11
Depreciation and depletion for the period	(108)	(74)	(536)	—	(718)	(736)
Impairment losses (note 7)	(11)	(9)	(15)	(8)	(43)	(306)
Foreign currency translation effects	55	12	(76)	85	76	135

Cost at end of period	4,801	2,532	11,727	1,262	20,322	20,296
Accumulated depreciation and depletion	(1,226)	(1,494)	(7,400)	—	(10,120)	(10,126)

Net book value at end of period	$3,575	1,038	4,327	1,262	10,202	10,170

1

As of December 31, 2022, the Maceo plant in Colombia, finalized significantly in 2017, with an annual capacity of approximately 1.3 million tons of cement, has not initiated commercial operations mainly as the access road has not been finalized. As of the reporting date, the works related to the access road to the plant reflect a significant progress; nonetheless, the beginning of commercial operations is subject also to the successful conclusion of several ongoing processes for the proper operation of the assets and other legal proceedings (note 25.3). As of December 31, 2022, the carrying amount of the plant, is for an amount in Colombian Pesos equivalent to $219.

2

In 2022 includes sales of non-strategic fixed assets in the United States and the United Kingdom for $5 and $5, respectively, among others. In 2021 includes sales of non-strategic fixed assets in Spain, the United States and the United Kingdom for $51, $29 and $12, respectively, among others. In 2020, includes sales of non- strategic fixed assets in the United Kingdom and the United States for $28 and $18, respectively, among others.

3

In 2021, refers to the reclassification to held-for-sale of the assets in Costa Rica and El Salvador for $43 and $1, respectively. In 2020, refers to the reclassification of the assets in France, Puerto Rico, Colombia and Dominican Republic for $8, $5, $3 and $2, respectively.

During 2022, 2021 and 2020, CEMEX recognized impairment losses of fixed assets for $77, $43 and $306, respectively, mainly in connection with reductions in estimated discounted future cash flows due to the increase in interest rates and assets held for sale in 2022 and 2021, and the negative effects of the COVID-19 Pandemic in 2020, as a result of which CEMEX closed certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and the Company’s ability to supply demand by achieving efficiencies in other operating assets. Moreover, during 2022 and 2021 there were no reversal of impairment charges of the COVID-19 Pandemic’ related adjustments of 2020 as all related assets remain closed.

For the years ended December 31, 2022, 2021 and 2020, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of “Other expenses, net” (notes 2.11 and 7).

During the years ended December 31, 2022, 2021 and 2020 impairment losses of fixed assets by country are as follows:

	2022	2021	2020
United States	$26	18	76
Spain	23	—	135
Colombia	—	10	2
Caribbean TCL	14	—	—
United Kingdom	10	5	39
Puerto Rico	—	—	20
Croatia	—	—	13
Panama	—	—	12
Others	4	10	9

	$77	43	306

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

15.2)	ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2022 and 2021, consolidated assets for the right-of-use, net and the changes in this caption during 2022, 2021 and 2020, were as follows:

	2022
	Land	Buildings	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$395	401	1,513	21	2,330
Accumulated depreciation	(147)	(205)	(845)	(13)	(1,210)

Net book value at beginning of period	248	196	668	8	1,120
Additions of new leases	45	21	207	23	296
Cancellations and remeasurements	(15)	(27)	(82)	(1)	(125)
Depreciation	(1)	(77)	(165)	(15)	(258)
Foreign currency translation effects	20	19	48	8	95

Assets for the right-of-use at end of period	439	335	1,570	55	2,399
Accumulated depreciation	(142)	(203)	(894)	(32)	(1,271)

Net book value at end of period	$297	132	676	23	1,128

	2021
	Land	Buildings	Machinery and equipment	Others	Total	2020
Assets for the right-of-use at beginning of period	$409	457	1,502	21	2,389	2,265
Accumulated depreciation	(139)	(253)	(744)	(10)	(1,146)	(980)

Net book value at beginning of period	270	204	758	11	1,243	1,285
Additions of new leases	59	22	143	3	227	213
Cancellations and remeasurements	(28)	(19)	(87)	—	(134)	(76)
Business combinations (note 4.1)	—	—	—	—	—	13
Depreciation	(17)	(37)	(226)	(3)	(283)	(239)
Foreign currency translation effects	(36)	26	80	(3)	67	47

Assets for the right-of-use at end of period	395	401	1,513	21	2,330	2,389
Accumulated depreciation	(147)	(205)	(845)	(13)	(1,210)	(1,146)

Net book value at end of period	$248	196	668	8	1,120	1,243

For the years ended December 31, 2022, 2021 and 2020, the combined rental expense related with short-term leases, leases of low-value assets and variable lease payments were $108, $94 and $97, respectively, and were recognized in cost of sales and operating expenses, as correspond. During the reported periods, CEMEX did not have any material revenue from sub-leasing activities. Moreover, during 2022, 2021 and 2020, CEMEX did not have significant rent concessions related to the COVID-19 Pandemic.

16)	GOODWILL AND INTANGIBLE ASSETS, NET

16.1)	BALANCES AND CHANGES DURING THE PERIOD

As of December 31, 2022 and 2021, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

	2022			2021
Intangible assets of indefinite useful life:	Cost	Accumulated amortization	Carrying amount	Cost	Accumulated amortization	Carrying amount
Goodwill	$7,538	—	7,538	$7,984	—	7,984
Intangible assets of definite useful life:
Extraction rights	1,729	(452)	1,277	1,781	(431)	1,350
Industrial property and trademarks	32	(15)	17	45	(22)	23
Customer relationships	196	(196)	—	196	(196)	—
Mining projects	39	(6)	33	52	(7)	45
Internally developed software	820	(534)	286	689	(461)	228
Other intangible assets	305	(163)	142	351	(218)	133

	$10,659	(1,366)	9,293	$11,098	(1,335)	9,763

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Changes in consolidated goodwill for the years ended December 31, 2022, 2021 and 2020, were as follows:

	2022	2021	2020
Balance at beginning of period	$7,984	8,506	9,562
Impairment losses (notes 7 and 16.2)	(365)	(440)	(1,020)
Business combinations (note 4.1)	4	5	2
Reclassification to assets held for sale (notes 4.2 and 13)	—	(2)	(9)
Foreign currency translation effects	(85)	(85)	(29)

Balance at end of period	$7,538	7,984	8,506

Changes in intangible assets of definite life in 2022, 2021 and 2020, were as follows:

	2022
	Extraction rights	Industrial property and trademarks	Mining projects	Internally developed software [1]	Others	Total
Balance at beginning of period	$1,350	23	45	228	133	1,779
Amortization for the period	(44)	(7)	(1)	(73)	(13)	(138)
Additions (decreases), net [1]	(10)	—	(10)	136	35	151
Foreign currency translation effects	(19)	1	(1)	(5)	(13)	(37)

Balance at the end of period	$1,277	17	33	286	142	1,755

	2021
	Extraction rights	Industrial property and trademarks	Mining projects	Internally developed software[1]	Others	Total	2020
Balance at beginning of period	$1,358	24	43	213	108	1,746	2,028
Impairment losses (note 7)	—	—	—	(49)	(4)	(53)	(194)
Amortization for the period	(24)	(2)	(1)	(71)	(21)	(119)	(130)
Additions (decreases), net [1]	27	—	2	132	31	192	53
Business combinations (note 4.1)	—	—	—	—	—	—	7
Foreign currency translation effects	(11)	1	1	3	19	13	(18)

Balance at the end of period	$1,350	23	45	228	133	1,779	1,746

1

Includes the capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses. The capitalized amounts are amortized to the statement of operations over a period ranging from 3 to 5 years.

In 2021, CEMEX recognized impairment losses in connection with its internally developed software of $49 considering certain obsolescence generated by the significant replacement of the applications platform during the period. In 2020, in connection with the idle status of North Brooksville plant in the United States, CEMEX also recognized a non-cash impairment charge of $181 associated with the operating permits related to such plant considering that the book value of such permits will not be recovered through normal use before their expiration and $13 of other intangible assets.

16.2)	ANALYSIS OF GOODWILL IMPAIRMENT

Based on IFRS, CEMEX analyses the possible impairment of goodwill mandatorily at least once a year, determination made during the last quarter, or additionally at any interim date when impairment indicators exist, by means of determining the value in use of its groups of Cash Generating Units (“CGUs”) to which goodwill balances have been allocated. The value in use represents the discounted cash flows projections of each CGU for the next five years using risk adjusted discount rates.

In 2022, as part of the mandatory impairment tests during the fourth quarter, CEMEX recognized within Other expenses, net (note 7), non-cash goodwill impairment losses for an aggregate amount of $365, of which, $273 correspond to the operating segment in the United States and $92 correspond to the operating segment in Spain. In both cases, the related book value of the operating segment exceeded the corresponding value in use. The impairment losses in 2022 are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the Company’s projected cash flows in these segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both the United States and Spain.

During 2021 and 2020, in addition to the mandatory goodwill impairment tests at year end, considering the then negative effects and aftermath of the COVID-19 Pandemic, as well as the high uncertainty and lack of visibility in relation to the duration and consequences in the different markets where the Company operates, management considered that impairment indicators occurred during the third quarter of 2021 and 2020 in its operating segments in Spain and the United Arab Emirates (“UAE”) in 2021, and in the United States, Spain, Egypt and the United Arab Emirates in 2020, and consequently carried out impairment analyses of goodwill as of September 30, 2021 and 2020 in these operating segments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Analysis of goodwill impairment – continued

As a result of these impairment analyses, in the third quarter of 2021 and 2020, the Company recognized within Other expenses, net (note 7) in the statement of operations, non-cash goodwill impairment losses for aggregate amounts of $440 and $1,020, respectively, related, in 2021, to the operating segments in Spain of $317, UAE of $96 as well as $27 related to Neoris due to reorganization, and in 2020, related entirely with its operating segment in the United States. No other impairment test of goodwill as of September 30, 2021 and 2020 resulted in additional goodwill impairment losses. Furthermore, CEMEX did not determine additional impairment losses in its mandatory goodwill impairment test as of December 31, 2021 and 2020 in any of the groups of CGUs to which goodwill balances have been allocated.

In 2021, the impairment losses in Spain and UAE referred closely to disruptions in the supply chains that have generated increases in the estimated production and transportation costs that are considered will be sustained in the mid-term. These negative effects significantly reduced the projected Operating EBITDA as a result of the aforementioned increases in costs and the corresponding value in use of the reporting segments in Spain and UAE as of September 30, 2021 as compared to the valuations determined as of December 31, 2020. Discount rates and long-term growth rates remained unchanged, which were 7.7% and 1.5% in Spain, respectively, as well as 8.3% and 2.6% in UAE, respectively.

In 2020, the perceived high volatility, lack of visibility and reduced outlook associated with the effects of the COVID-19 Pandemic made CEMEX reduce its cash-flows projections in the United States from 7 to 5 years as well as reduce its long-term growth rate from 2.5% to 2%. Such changes significantly reduced the value in use as of September 30, 2020, which decreased by 25.7% as compared to December 31, 2019. Of this reduction, almost 52% was related to the decrease of two years in the cash flows projections, almost one third resulted from the reduction in the long-term growth rate used to determine the terminal value which changed from 2.5% in 2019 to 2.0% as of September 30, 2020, and the difference resulted from the slowdown of sales growth over the projected years, partially compensated by a positive effect associated with the reduction in the discount rate which decreased from 7.8% in 2019 to 7.7% as of September 30, 2020.

As of December 31, 2022 and 2021, goodwill balances allocated by Operating Segment after impairment adjustments were as follows:

	2022	2021
Mexico	$384	361
United States	6,176	6,449
EMEAA
United Kingdom	250	280
France	201	213
Spain	57	158
Philippines	82	89
Rest of EMEAA [1]	38	48
SCA&C
Colombia	202	244
Caribbean TCL	83	83
Rest of SCA&C [2]	65	59

	$7,538	7,984

1	This caption refers to the operating segments in Israel, the Czech Republic and Egypt.
2	This caption refers to the operating segments in the Dominican Republic, the Caribbean and Panama.

As of December 31, 2022, 2021 and 2020, CEMEX’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Long-term growth rates[1]
Groups of CGUs	2022	2021	2020	2022	2021	2020
United States	9.1%	7.2%	7.3%	2.0%	2.0%	2.0%
Spain	9.4%	7.6%	7.7%	1.7%	1.5%	1.5%
United Kingdom	9.1%	7.3%	7.4%	1.5%	1.5%	1.6%
France	9.2%	7.3%	7.4%	1.4%	1.4%	1.7%
Mexico	10.3%	8.4%	8.3%	1.1%	1.0%	1.1%
Colombia	10.9%	8.5%	8.4%	3.3%	3.5%	2.5%
United Arab Emirates	—	—	8.3%	—	—	2.6%
Egypt	13.6%	10.7%	10.2%	3.0%	3.0%	5.6%
Range of rates in other countries	9.3% — 13.9%	7.4% — 11.7%	7.2% — 15.5%	1.5% — 6.0%	1.7% — 6.0%	(0.3%) — 6.5%

1	The long-term growth rates are generally based on projections issued by the International Monetary Fund (“IMF”).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Analysis of goodwill impairment – continued

As of December 31, 2022, the discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments increased by a weighted average of 2.0% in respect to the discount rates determined at December 31, 2021, mainly considering the increase in the risk-free rate associated to CEMEX which changed from 1.82% in 2021 to 3.58% in 2022, the significant increase in the funding cost observed in the industry which changed from 4.1% in 2021 to 6.7% in 2022, as well as the average increase of approximately 1.7% in 2022 in the cost of equity. The other variables remained relatively flat. These financial assumptions will be revised upwards or downwards again in the future as new economic data is available. CEMEX maintained certain reductions to the long-term growth rates used as of December 31, 2022 as compared to the IMF projections, mainly Mexico in 1.0% and Egypt in 2.85%.

The discount rates used by CEMEX as of December 31, 2021 changed slightly as compared to 2020 in a range of -0.1% up to 0.5%. The discount rates increased considering the weighing of debt in the calculation that decreased from 34.6% in 2020 to 26.9% in 2021 and the market risk premium which increased from 5.7% in 2020 to 5.8% in 2021. These increasing effects were offset by the decrease in the risk-free rate associated to CEMEX which changed from 2.2% in 2020 to 1.8% in 2021 and the reduction in the public comparable companies’ stock volatility (beta) that changed from 1.19 in 2020 to 1.12 in 2021. As of December 31, 2021, the funding cost observed in the industry of 4.1% remained unchanged against 2020, while the specific risk rates of each country experienced mixed non-significant changes in 2021 as compared to 2020 in the majority of the countries. In addition, as preventive measure to continue considering the COVID-19 Pandemic negative effects, CEMEX reduced in certain countries its long-term growth rates used in their cash flows projections as of December 31, 2021 as compared to the IMF projections such as in Mexico in 1.0% and Egypt in 2.8%.

Moreover, the discount rates used by CEMEX as of December 31, 2020 generally decreased as compared to 2019 in a range of 0.1% up to 1.5%, mainly as a result of a decrease in the funding cost observed in the industry that changed from 5.4% in 2019 to 4.1% in 2020, the weighing of debt in the calculation of the discount rates that increased from 31.7% in 2019 to 34.6% in 2020 and the risk-free rate associated to CEMEX which changed from 2.9% in 2019 to 2.2% in 2020. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.08 in 2019 to 1.19 in 2020. Moreover, in 2020, as preventive measure to consider the then high uncertainty, volatility and reduced visibility related to the negative effects of the COVID-19 Pandemic, CEMEX reduced in certain countries its long-term growth rates used in the Company’s cash flows projections as of December 31, 2020 as compared to the IMF projections such as in the United States in 0.5%, Mexico in 1.3% and Colombia in 1.2%.

In connection with the discount rates and long-term growth rates included in the table above, CEMEX verified the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, CEMEX determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry average Operating EBITDA multiple of 11.3 times in 2022 and 11.5 times in 2021 and 2020.

In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the average multiple of Operating EBITDA, in those operating segments that presented relative impairment risk as of December 31, 2022, are as follows:

		Additional effects to the impairment losses recognized from the sensitivity analyses to changes in assumptions as of December 31, 2022
Operating segment	Impairment losses recognized	Discount rate +1%	Long-term growth rate – 1%	Multiples Operating EBITDA 11.3x
United States	$(273)	(1,243)	(986)	—
Spain	(92)	(59)	(47)	—

As of December 31, 2022, except for the operating segments presented in the table above, none of the other sensitivity analyses indicated a potential impairment risk in CEMEX’s operating segments. The factors considered by the Company’s management that could cause the hypothetical scenarios of the previous sensitivity analysis in Spain and the United States are, in relation to the discount rate, an independent increase of 372 bps in the Company’s funding cost observed as of December 31, 2022 of 6.7% or, an independent increase in the risk-free rate of 137 bps over the rates of 4.0% in Spain and 3.6% in the United States. Nonetheless, such assumptions did not seem reasonable as of December 31, 2022. CEMEX continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

17)	FINANCIAL INSTRUMENTS

17.1)	CURRENT AND NON-CURRENT DEBT

As of December 31, 2022 and 2021, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follows:

	2022			2021
	Current	Non-current	Total 1, [2]	Current	Non-current	Total 1, [2]
Floating rate debt	$—	1,750	1,750	$27	896	923
Fixed rate debt	51	5,170	5,221	46	6,410	6,456

	$51	6,920	6,971	$73	7,306	7,379

Effective rate [3]
Floating rate	3.2%	4.6%		2.7%	2.6%
Fixed rate	5.1%	5.3%		5.2%	4.8%

	2022				2021
Currency	Current	Non-current	Total	Effective rate [3]	Current	Non-current	Total	Effective rate [3]
Dollars	$5	5,511	5,516	5.7%	$6	6,375	6,381	4.4%
Euros	2	962	964	3.3%	1	453	454	3.1%
Pesos	—	267	267	12.2%	—	254	254	7.2%
Philippine Pesos	8	139	147	5.4%	66	109	175	4.4%
Other currencies	36	41	77	4.3%	—	115	115	4.1%

	$51	6,920	6,971		$73	7,306	7,379

1	As of December 31, 2022 and 2021, from total debt of $6,971 and $7,379, respectively, 94% was held in the Parent Company and 6% in subsidiaries of the Parent Company, in both periods.
2

As of December 31, 2022 and 2021, cumulative discounts, fees and other direct costs incurred in CEMEX’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for $45 and $53, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the effective interest rate method.

3	In 2022 and 2021, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

As of December 31, 2022 and 2021, CEMEX´s consolidated debt summarized by type of instrument, was as follows:

2022	Current	Non-current
Bank loans
Loans in foreign countries, 2024 to 2025	$43	184
Syndicated loans, 2024 to 2026	—	2,578

	43	2,762

Notes payable
Medium-term notes, 2024 to 2031	—	3,988
Other notes payable, 2022 to 2027	6	172

	6	4,160

Total bank loans and notes payable	49	6,922
Current maturities	2	(2)

	$51	6,920

2021	Current	Non-current
Bank loans
Loans in foreign countries, 2023 to 2024	$—	289
Syndicated loans, 2023 to 2026	—	1,728

	—	2,017

Notes payable
Medium-term notes, 2024 to 2031	—	5,179
Other notes payable, 2022 to 2027	5	178

	5	5,357

Total bank loans and notes payable	5	7,374
Current maturities	68	(68)

	$73	7,306

Changes in consolidated debt for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Debt at beginning of year	$7,379	9,339	9,365
Proceeds from new debt instruments	2,006	3,960	4,210
Debt repayments	(2,420)	(5,897)	(4,572)
Foreign currency translation and accretion effects	6	(23)	336
Debt at end of year	$6,971	7,379	9,339

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Consolidated debt – continued

During 2022, CEMEX closed a €500 3-year sustainability-linked term loan (the “Term Loan”), the proceeds of which were used to repay other debt. The Term Loan was issued under CEMEX’s Sustainability-linked Financing Framework (the “Framework”), increasing the amount of debt that is linked and aligned to CEMEX’s strategy of CO2 emissions reduction and its ultimate vision of a carbon-neutral economy (note 2.4). All sustainability-linked loans issued under the Framework have the same metrics and adjustments to the interest rate margin.

As a result of debt issuances and/or debt tender offers incurred during the reported periods to refinance, replace and/or repurchase existing debt instruments, as applicable, CEMEX paid transactional costs, including premiums and/or redemption costs (the “Transactional Costs”) for aggregate amounts of $51 in 2022, $142 in 2021 and $98 in 2020. Of these Transactional Costs, $4 in 2022, $37 in 2021 and $38 in 2020, corresponding to new debt instruments or the refinancing of old debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument, while $47 in 2022, $99 in 2021 and $60 in 2020 of such Transactional Costs, associated with the extinguished portion of the related debt, were recognized each period in the line item of “Financial expense”. In addition, Transactional Costs pending for amortization related to extinguished debt instruments of $6 in 2022, $27 in 2021 and $19 in 2020 were also recognized within “Financial expense.”

As of December 31, 2022 and 2021, non-current notes payable for $4,160 and $5,357, respectively, were detailed as follows:

Description	Date of issuance	Issuer [1]	Currency	Principal amount	Rate	Maturity date	Redeemed amount [2] $	Outstanding amount [2] $	2022	2021
July 2031 Notes [3]	12/Jan/21	CEMEX, S.A.B. de C.V.	Dollar	1,750	3.875%	11/Jul/31	(642)	1,108	$1,102	1,741
September 2030 Notes [3]	17/Sep/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.2%	17/Sep/30	(283)	717	714	995
November 2029 Notes [3]	19/Nov/19	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	(247)	753	749	994
June 2027 Notes	05/Jun/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.375%	05/Jun/27	—	1,000	996	995
March 2026 Notes	19/Mar/19	CEMEX, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	—	428	427	454
July 2025 Notes	01/Apr/03	CEMEX Materials LLC	Dollar	150	7.70%	21/Jul/25	—	150	152	152
Other notes payable									20	26

									$4,160	5,357

1

As of December 31, 2021, after closing the 2021 Credit Agreement, these issued notes are fully and unconditionally guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp.

2	Presented net of all notes repurchased by CEMEX. As of December 31, 2022, all repurchased notes have been canceled.
3

During 2022, pursuant to tender offers and other market transactions, CEMEX partially repurchased different series of its notes for an aggregate notional amount of $1,172. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional costs, generated a repurchase gain of $104, recognized in the statement of operations for the year in the line item of “Financial income and other items, net.”

The maturities of consolidated long-term debt as of December 31, 2022, were as follows:

	Bank loans	Notes payable	Total
2024	$379	6	385
2025	1,280	156	1,436
2026	1,056	433	1,489
2027	45	999	1,044
2028 and thereafter	—	2,566	2,566

	$2,760	4,160	6,920

As of December 31, 2022, CEMEX had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2021 Credit Agreement, at annual interest rates ranging between 3.38% and 5.65%, depending on the negotiated currency:

	Lines of credit	Available
Other lines of credit in foreign subsidiaries [1]	$364	204
Other lines of credit from banks [1]	556	356
Revolving credit facility 2021 Credit Agreement	1,750	1,450

	$2,670	2,010

1	Uncommitted amounts subject to the banks’ availability.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Consolidated debt – continued

2021 Credit Agreement

On October 29, 2021, CEMEX, S.A.B. de C.V. closed a Dollar-denominated $3,250 syndicated sustainability-linked credit agreement (the “2021 Credit Agreement”), which proceeds were mainly used to fully repay its previous 2017 Facilities Agreement. The 2021 Credit Agreement originally consisted of a $1,500 five-year amortizing term loan and a $1,750 five-year committed Revolving Credit Facility (“RCF”). The 2021 Credit Agreement, which was the first debt instrument issued by CEMEX under the Sustainability-linked Financing Framework (the “Framework”) aligned to CEMEX’s strategy of CO2 emissions reduction and its ultimate vision of a carbon-neutral economy (note 2.4), resulted in a stronger liquidity position for CEMEX from a risk and credit rating perspective. As of December 31, 2022 and 2021, debt outstanding under the 2021 Credit Agreement amounted to $1,800 and $1,500, respectively, which includes amounts owed under the RCF of $300 in 2022.

All tranches under the 2021 Credit Agreement include a margin over LIBOR1 from 100 bps1 to 175 bps, which is about 25 basis points lower on average than that of the 2017 Facilities Agreement, depending on the ratio of debt to Operating EBITDA (“Consolidated Leverage Ratio”) ranging from less than 2.25 times in the lower end to greater than 3.25 times in the higher end. In addition, the annual performance in respect to the three metrics referenced in the Framework may result in a total adjustment of the interest rate margin of plus or minus 5 basis points, in line with other sustainability-linked loans from investment grade rated borrowers. The 2021 Credit Agreement includes the Loan Market Association1 replacement screen rate provisions in anticipation of the discontinuation of LIBOR rates.

Moreover, on December 23, 2021, CEMEX closed a Peso-denominated of Ps 5,231 syndicated sustainability-linked credit agreement (the “2021 Pesos Credit Agreement”), under terms substantially similar to those of the 2021 Credit Agreement. The 2021 Pesos Credit Agreement has the same guarantor structure as the 2021 Credit Agreement. As of December 31, 2022 and 2021, debt outstanding under the 2021 Pesos Credit Agreement amounted to Ps 5,231, equivalent to $268 and $255, respectively.

The balance of debt under the 2021 Credit Agreement, which debtor is CEMEX, S.A.B. de C.V., is guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp., same guarantor structure applicable in all senior notes of the Parent Company.

Under the 2021 Credit Agreement, CEMEX has no limits or permitted baskets to incur capital expenditures, acquisitions, dividends, share buybacks and sale of assets, among others, as long as certain limited circumstances, such as non-compliance with financial covenants or specific fundamental changes, would not arise therefrom.

As of December 31, 2022 and 2021, CEMEX was in compliance with the limitations, restrictions and financial covenants contained in the 2021 Credit Agreement and in the 2021 Pesos Credit Agreement. CEMEX cannot assure that in the future it will be able to comply with such limitations, restrictions and financial covenants, which non-compliance could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

2017 Facilities Agreement

In July 2017, the Parent Company and certain subsidiaries entered into a multi-currency equivalent to $4,050 at the origination date syndicated facilities agreement (the “2017 Facilities Agreement”), which proceeds were used to repay the $3,680 then outstanding under the former facilities agreement and other debt. All tranches under the 2017 Facilities Agreement, which was outstanding until October 29, 2021, included a margin of LIBOR or EURIBOR2 from 125 bps to 475 bps, and TIIE2 from 100 bps to 425 bps, depending on the Consolidated Leverage Ratio ranging from less than 2.50 times in the lower end to greater than 6.00 times in the higher end.

In the amendment process to the 2017 Facilities Agreement that became effective on October 13, 2020, among other aspects, CEMEX negotiated modifications to the then applicable financial covenants considering the adverse effects arising during the COVID-19 Pandemic in exchange of a one time fee of $14 (35 bps), and agreed to certain temporary restrictions with respect to permitted capital expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as the suspension of share repurchases whenever and for as long as the Company failed to report a consolidated leverage ratio of 4.50 times or less.

During 2021 until October 29 and the years 2020 and 2019, under the 2017 Facilities Agreement, except when capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals, CEMEX was required to: a) not exceed an aggregate amount for capital expenditures of $1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of $500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of $400 per year.

1

The London Inter-Bank Offered Rate (“LIBOR”) represent the variable rate used in international markets for debt denominated in Dollars. As of December 31, 2022 and 2021, 3-Month LIBOR rate was 4.77% and 0.21%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%. See note 17.5 for developments on the undergoing interest rate benchmark reform.

2

The Euro Inter-Bank Offered Rate (“EURIBOR”) represent the variable rate used in international markets for debt denominated in Euros. The Tasa de Interés Interbancaria de Equilibrio (“TIIE”) is the variable rate used for debt denominated in Pesos. As of December 31, 2022 and 2021, 3-Month EURIBOR rate was 2.13% and -0.57%, respectively. As of December 31, 2022 and 2021, 28-day TIIE rate was 10.77% and 5.72%, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Financial Covenants

Under the 2021 Credit Agreement, at the end of each quarter for each period of four consecutive quarters, CEMEX must comply with a maximum Consolidated Leverage Ratio of 3.75 times throughout the life of the Credit Agreement, and a minimum ratio of Operating EBITDA to interest expense (“Consolidated Coverage Ratio”) of 2.75 times. These financial ratios are calculated using the consolidated amounts under IFRS.

As of December 31, 2020, under the 2017 Facilities Agreement, CEMEX had to comply with a Consolidated Coverage Ratio equal or greater than 1.75 times and a Consolidated Leverage Ratio equal or lower than 6.25 times.

Consolidated Leverage Ratio

•

Under the 2021 Credit Agreement, the ratio is calculated dividing “Consolidated Net Debt” by “Consolidated EBITDA” for the last twelve months as of the calculation date. Consolidated Net Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding any existing or future obligations under any securitization program, and any subordinated debt of CEMEX, adjusted for net mark-to- market of all derivative instruments, as applicable, among other adjustments including in relation for business acquisitions or disposals.

•

Under the 2017 Facilities Agreement, the ratio was calculated dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date including a permanent fixed adjustment from the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals.

Consolidated EBITDA: Under the 2021 Credit Agreement, represents Operating EBITDA for the last twelve months as of the calculation date, as adjusted for any discontinued EBITDA, and solely for the purpose of calculating the Consolidated Leverage Ratio on a pro forma basis for any material disposition and/or material acquisition.

Pro forma Operating EBITDA: Under the 2017 Facilities Agreement, represented Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Consolidated Coverage Ratio

•	Under the 2021 Credit Agreement, the ratio is calculated by dividing Consolidated EBITDA by the financial expense for the last twelve months as of the calculation date.

•

Under the 2017 Facilities Agreement, the ratio was calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense included coupons accrued on the perpetual debentures.

As of December 31, 2022, 2021 and 2020, under the 2021 Credit Agreement and the 2017 Facilities Agreement, as applicable, the main consolidated financial ratios were as follows:

Consolidated financial ratios		Refers to the compliance limits and calculations that were effective on each date
		2022	2021	2020
Leverage ratio	Limit	<=3.75	<=3.75	<=6.25
	Calculation	2.84	2.73	4.07

Coverage ratio	Limit	>=2.75	>=2.75	>=1.75
	Calculation	6.27	5.99	3.82

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX will classify all of its non-current debt as current debt if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2021 Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of such classification of debt as current for noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX’s lenders’ request, they would call for the acceleration of payments due under the 2021

Credit Agreement. That scenario would have a material adverse effect on CEMEX’s operating results, liquidity or financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

17.2)	OTHER FINANCIAL OBLIGATIONS

As of December 31, 2022 and 2021, other financial obligations in the consolidated statement of financial position were detailed as follows:

	2022			2021
	Current	Non-current	Total	Current	Non-current	Total
I. Leases	$258	918	1,176	$265	911	1,176
II. Liabilities secured with accounts receivable	678	—	678	602	—	602

	$936	918	1,854	$867	911	1,778

I.	Leases (notes 2.7, 8.1, 15.2 and 24.1)

CEMEX has several operating and administrative assets under lease contracts (note 15.2). As mentioned in note 2.7, CEMEX applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease financial liabilities during 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Lease financial liability at beginning of year	$1,176	1,260	1,306
Additions from new leases	296	227	213
Reductions from payments	(276)	(313)	(276)
Cancellations and liability remeasurements	7	27	(9)
Foreign currency translation and accretion effects	(27)	(25)	26

Lease financial liability at end of year	$1,176	1,176	1,260

As of December 31, 2022, the maturities of non-current lease financial liabilities are as follows:

Total
2024	$194
2025	151
2026	109
2027	81
2028 and thereafter	383

$918

Total cash outflows for leases in 2022, 2021 and 2020, including the interest expense portion as disclosed at note 8.1, were $342, $381 and $350, respectively. Future payments associated with these contracts are presented in note 24.1.

II.	Liabilities secured with accounts receivable

As mentioned in note 10, as of December 31, 2022 and 2021, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse of $678 and $602, respectively, were recognized within the line item “Other financial obligations” in the statement of financial position. For the years ended December 31, 2022, 2021 and 2020, the net cash flows generated by (used in) these securitization programs were $79, $25 and $(26), respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

17.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.

The estimated fair value of CEMEX´s non-current debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

The fair values determined by CEMEX for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

As of December 31, 2022 and 2021, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	2022		2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Derivative financial instruments (notes 14.2 and 17.4)	$57	57	$22	22
Other investments and non-current accounts receivable (note 14.2)	237	237	221	221

	$294	294	$243	243

Financial liabilities
Long-term debt (note 17.1)	$6,920	6,517	$7,306	7,629
Other financial obligations (note 17.2)	918	788	911	919
Derivative financial instruments (notes 17.4 and 18.2)	2	2	30	30

	$7,840	7,307	$8,247	8,578

As of December 31, 2022 and 2021, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories (note 2.7):

2022	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$—	57	—	57
Investments in strategic equity securities (note 14.2)	5	—	—	5
Other investments at fair value through earnings (note 14.2)	—	3	—	3

	$5	60	—	65

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$—	2	—	2

2021	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments (notes 14.2 and 17.4)	$—	22	—	22
Investments in strategic equity securities (note 14.2)	14	—	—	14
Other investments at fair value through earnings (note 14.2)	—	3	—	3

	$14	25	—	39

Liabilities measured at fair value
Derivative financial instruments (notes 17.4 and 18.2)	$—	30	—	30

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

17.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 17.5), CEMEX held derivative instruments with the objectives explained in the following paragraphs.

As of December 31, 2022 and 2021, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

	2022		2021
	Notional amount	Fair value	Notional amount	Fair value
I. Net investment hedges	$837	(48)	1,511	3
II. Interest rate swaps	1,018	54	1,005	(18)
III. Fuel price hedging	136	8	145	30
IV. Foreign exchange options	500	18	250	6

	$2,491	32	2,911	21

The caption “Financial income and other items, net” in the statements of operations includes certain gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $5 in 2022, of $6 in 2021 and of $17 in 2020.

I.	Net investment hedges

As of December 31, 2022 and 2021, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from 1 to 18 months for notional amounts of $738 and $761, respectively. CEMEX has designated this program as a hedge of CEMEX’s net investment in Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2022, 2021 and 2020, these contracts generated losses of $96, losses of $4 and gains of $53, respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX’s net assets denominated in Pesos due to the appreciation of the Peso in 2022 and the depreciation of the Peso in 2021 and 2020.

In addition, as of December 31, 2022, as part of CEMEX’s Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $98. These capped forwards contain limits on the gain that the instrument may generate. Any changes in fair market value of such capped forward contracts are also recognized as part of other comprehensive income in equity. For the year 2022, these contracts generated losses of $2, which partially offset currency translation results recognized in equity generated from CEMEX’s net assets denominated in Pesos due to the appreciation of the Peso in 2022.

Moreover, as of December 31, 2021, CEMEX held Dollar/Euro cross-currency swap contracts for a notional amount of $750, which were entered into in November 2021. During the year 2022, CEMEX unwound these instruments fixing a settlement gain of $80. CEMEX designated the foreign exchange forward component of these instruments as a hedge of CEMEX’s net investment in Euros, pursuant to which changes in fair market of such forward contracts were recognized as part of other comprehensive income in equity, while changes in fair value of the interest rate swap component were recognized within the line item of “Financial income and other items, net.” For the years 2022 and 2021, these contracts generated gains of $70 and $10 recognized in equity, which partially offset currency translation results recognized in equity generated from CEMEX’s net assets denominated in Euros due to the depreciation of the Euro in 2022 and 2021 against the Dollar, as well as gains of $8 in 2022 and losses of $1 in 2021 related to the exchange of interest rates in the statement of operations.

II.	Interest rate swap contracts

For accounting purposes under IFRS, CEMEX designates interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt; therefore, changes in fair value of these contracts are initially recognized as part of other comprehensive income in equity and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the statement of operations.

As of December 31, 2022 and 2021, CEMEX held interest rate swaps for a notional amount of $750, in both periods, with a fair market value representing assets of $39 in 2022 and liabilities of $30 in 2021, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. During September 2020, CEMEX amended one of the interest rate swap contracts to reduce the weighted average fixed rate from 3.05% to 2.56% in exchange of a payment of $14 and, in November 2021, CEMEX unwound a portion of its interest rate swap in exchange of a payment of $5, recognized within “Financial income and other items, net” in the statement of operations. In November 2021, these contracts were extended with a new maturity date in November 2026. For the years 2022, 2021 and 2020, changes in fair value of these contracts generated gains of $69, gains of $23 and losses of $9, respectively, recognized in other comprehensive income. Moreover, during the same periods, CEMEX recycled results from equity to the line item of “Financial expenses” representing an expense of $2 in 2022, expense of $22 in 2021 and expense of $20 in 2020.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Derivative financial instruments – continued

In addition, as of December 31, 2022 and 2021, CEMEX held interest rate swaps for a notional of $268 and $255, respectively, negotiated to fix interest payments of existing bank loans referenced to Peso floating rates maturing in November 2023, which fair value represented an asset of $15 in 2022 and of $12 in 2021. During December 2021, CEMEX partially unwound its interest rate swap receiving $3 recognized within “Financial income and other items, net” in the statement of operations. CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended December 31, 2022, 2021 and 2020 changes in fair value of these contracts generated gains of $3, gains of $15 and losses of $3, respectively, recognized in other comprehensive income. Moreover, during the same periods, CEMEX recycled results from equity to the line item of “Financial expenses” representing gains of $7 in 2022, expense of $0.3 in 2021 and expense of $0.1 in 2020.

In addition, as part of a forecasted debt issuance expected by mid-2023, during March, 2022, CEMEX entered into interest rate swap lock contracts for a notional of $300. CEMEX designated these interest rate swap lock contracts as a cash flow hedge of the forecasted debt transaction. During 2022, changes in fair value of these contracts generated gains of $33 recognized in other comprehensive income. During September 2022, CEMEX early settled these interest rate swap lock contracts and fixed the gain of $33, which will decrease the financial expense commencing when the debt is issued. Otherwise, the amount will remain in equity.

III.	Fuel price hedging

As of December 31, 2022 and 2021, CEMEX maintained swap and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of $136 and $145, respectively, with an estimated aggregate fair value representing assets of $8 in 2022 and of $30 in 2021. By means of these contracts, for its own consumption only, CEMEX either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2022, 2021 and 2020, changes in fair value of these contracts recognized in other comprehensive income represented losses of $25, gains of $22 and $7, respectively. Moreover, during the same periods, CEMEX recycled results from equity to the line items of “Cost of sales” and “Operating expenses”, as applicable, representing gains of $88 in 2022, gains of $36 in 2021 and an expense of $24 in 2020.

IV.	Foreign exchange options

As of December 31, 2022 and 2021, CEMEX held Dollar/Peso call spread option contracts for a notional amount of $500 and $250, respectively. Such contracts mature between September 2024 and December 2024 and were negotiated to maintain the value in Dollars over an equivalent amount over revenue generated in Pesos. Changes in the fair value of these instruments, generated losses of $13 in 2022 and of losses of $5 in 2021, recognized within “Financial income and other items, net” in the statement of operations.

Other derivative financial instruments negotiated during the periods

During 2020, CEMEX negotiated Dollar/Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euros and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of $397. For the year 2020, the aggregate results from positions entered and settled, generated losses of $15 recognized within “Financial income and other items, net” in the statements of operation. Additionally, during 2020, CEMEX negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euros, negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of $3, recognized within “Financial income and other items, net” in the statement of operations.

Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom (note 4.2), the Company negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euros for a notional amount of $186. CEMEX settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of $9 recognized within “Financial income and other items, net” in the statement of operations.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

17.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sold or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

In the ordinary course of business, CEMEX is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX in the production process, and expose CEMEX to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Parent Company’s Board of Directors, which represent CEMEX’s risk management framework and that are supervised by several Committees, CEMEX’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which CEMEX incurred its debt, with those in which CEMEX generates its cash flows.

As of December 31, 2022 and 2021, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.

The main risk categories are mentioned below:

Credit risk

Credit risk is the risk of financial loss faced by CEMEX if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2022 and 2021, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties regarding financial assets.

The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2022, considering CEMEX’s best estimate of potential expected losses based on the ECL model developed by CEMEX (note 10), the allowance for expected credit losses was $91.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Additionally, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and floating rates while attempting to reduce its interest costs. CEMEX could renegotiate the conditions or repurchase the debt, particularly when the NPV of the estimated future benefits from the interest rate reduction are expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2022 and 2021, 21% and 10%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted-average interest rate of LIBOR plus 148 basis points in 2022 and 150 basis points in 2021. These figures reflect the effect of interest rate swaps held by CEMEX during 2022 and 2021. As of December 31, 2022 and 2021, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2022 and 2021 would have reduced by $13 and $7, respectively, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2022 and 2021.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Risk management – continued

Managing interest rate benchmark reform

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative secured rates (referred to as the “IBOR reform”). CEMEX has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. In anticipation of this transition, the 2021 Credit Agreement already incorporates a benchmark rate replacement mechanism. Moreover, CEMEX’s derivative instrument contracts contain standard definitions to incorporate robust fallbacks for instruments linked to certain IBORs, with the changes coming into effect from January, 2021. From that date, all new cleared and non-cleared derivatives that reference such definitions include the fallbacks. As of December 31, 2022, with the exemption of certain instruments that have migrated automatically to the alternative secured rates under the fallback protocol, CEMEX still has derivatives instruments, when applicable, linked to LIBOR rates; such debt and derivative instruments will be orderly migrated to the alternative secured rates in due course. CEMEX does not expect the migration spreads that may increase its financial expense to be significant.

CEMEX’s respective risk management committee monitors and manages the Company’s transition to alternative secured rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company’s Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2022, 21% of CEMEX’s revenues, before eliminations resulting from consolidation, were generated in Mexico, 27% in the United States, 5% in the United Kingdom, 4% in France, 3% in Germany, 2% in Poland, 2% in Spain, 2% in the Philippines, 5% in Israel and 4% in the Rest of EMEAA region, 2% in Colombia, 1% in Panama, 2% in Dominican Republic, 2% in Caribbean TCL, 2% in the Rest of SCA&C, and 16% in CEMEX’s other operations.

Foreign exchange results incurred through monetary assets or liabilities in a currency different from its functional currency are recorded in the consolidated statements of operations. Exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations in related parties’ long-term balances denominated in foreign currency that are not expected to be settled in the foreseeable future, are recognized in the statement of other comprehensive income. As of December 31, 2022 and 2021, excluding from the sensitivity analysis the impact of translating the net assets denominated in currencies different from CEMEX’s presentation currency, considering a hypothetic 10% strengthening of the Dollar against the Peso, with all other variables held constant, CEMEX’s net income for 2022 would have decreased by $42, as a result of higher foreign exchange losses on CEMEX’s Dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the Dollar against the Peso would have the opposite effect.

As of December 31, 2022, 79% of CEMEX’s financial debt was Dollar-denominated, 14% was Euro-denominated, 4% was Peso-denominated, 2% was Philippine Peso-denominated and 1% was in other currencies. Therefore, CEMEX had a foreign currency exposure arising mainly from the Dollar-denominated versus the several currencies in which CEMEX’s revenues are settled in most countries in which it operates. CEMEX cannot guarantee that it will generate sufficient revenues in Dollars from its operations to service these obligations. As of December 31, 2022, CEMEX had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of $500 to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk (note 17.4). Complementarily, CEMEX may negotiate other derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

As of December 31, 2022 and 2021, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

	2022
	Mexico	United States	EMEAA	SCA&C	Others [1]	Total
Monetary assets	$960	650	1,315	204	—	3,129
Monetary liabilities	1,951	2,559	2,887	519	7,174	15,090

Net monetary assets (liabilities)	$(991)	(1,909)	(1,572)	(315)	(7,174)	(11,961)

Out of which:
Dollars	$8	(1,909)	12	(42)	(5,633)	(7,564)
Pesos	(999)	—	—	—	(72)	(1,071)
Euros	—	—	(632)	—	(1,183)	(1,815)
Pounds	—	—	(931)	—	171	(760)
Other currencies	—	—	(21)	(273)	(457)	(751)

	$(991)	(1,909)	(1,572)	(315)	(7,174)	(11,961)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Risk management – Foreign currency risk – continued

	2021
	Mexico	United States	EMEAA	SCA&C	Others [1]	Total
Monetary assets	$873	605	1,255	262	193	3,188
Monetary liabilities	1,644	2,701	3,279	659	7,544	15,827

Net monetary assets (liabilities)	$(771)	(2,096)	(2,024)	(397)	(7,351)	(12,639)

Out of which:
Dollars	$(166)	(2,096)	23	(87)	(6,254)	(8,580)
Pesos	(601)	—	—	—	(17)	(618)
Euros	—	—	(762)	1	(384)	(1,145)
Pounds	—	—	(1,191)	—	28	(1,163)
Other currencies	(4)	—	(94)	(311)	(724)	(1,133)

	$(771)	(2,096)	(2,024)	(397)	(7,351)	(12,639)

1	Includes the Parent Company, CEMEX’s financing subsidiaries, among other entities.

Considering that the Parent Company’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar (note 2.5), there is foreign currency risk associated with the translation into Dollars of subsidiaries’ net assets denominated in different currencies. When the Dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. CEMEX has implemented a Dollar/Peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in Pesos (note 17.4).

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or third party’s shares. CEMEX has negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of December 31, 2022, CEMEX does not have derivative financial instruments based on the price of the Parent Company’s shares or any third-party’s shares.

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations. The maturities of CEMEX’s contractual obligations are included in note 24.1.

As of December 31, 2022, current liabilities, which included $987 of current debt and other financial obligations, exceed current assets by $1,020. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2022, CEMEX generated net cash flows provided by operating activities of $1,475. The Company’s management considers that CEMEX will generate sufficient cash flows from operations in the following twelve months to meet its current obligations and trusts in its proven capacity to continually refinance and replace its current obligations, which will enable CEMEX to meet any liquidity risk in the short-term. In addition, as of December 31, 2022, CEMEX has committed lines of credit under the revolving credit facility in its 2021 Credit Agreement for a total amount of $1,750. As of December 31, 2022, the disposed amount is $300.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

18)	OTHER CURRENT AND NON-CURRENT LIABILITIES

18.1)	OTHER CURRENT LIABILITIES

As of December 31, 2022 and 2021, consolidated other current liabilities were as follows:

	2022	2021
Provisions [1]	$620	620
Interest payable	96	92
Other accounts payable and accrued expenses [2]	216	233
Contract liabilities with customers (note 3) [3]	293	257

	$1,225	1,202

1

Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

2	As of December 31, 2022 and 2021, includes $6 and $7, respectively, of the current portion of other taxes payable in Mexico.
3

As of December 31, 2022 and 2021, contract liabilities with customers included $253 and $219, respectively, of advances received from customers, as well as in 2022 and 2021 the current portion of deferred revenues in connection with advances under long-term clinker supply agreements of $5 and $4, respectively.

18.2)	OTHER NON-CURRENT LIABILITIES

As of December 31, 2022 and 2021, consolidated other non-current liabilities were as follows:

	2022	2021
Asset retirement obligations [1]	$465	553
Accruals for legal assessments and other responsibilities [2]	41	48
Non-current liabilities for valuation of derivative instruments	2	30
Environmental liabilities [3]	233	276
Other non-current liabilities and provisions 4, [5]	324	391

	$1,065	1,298

1

Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.

2	Provisions for legal claims and other responsibilities include items related to tax contingencies.
3

Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.

4	As of December 31, 2021, includes $6 of the non-current portion of taxes payable in Mexico.
5

As of December 31, 2022 and 2021, the balance includes deferred revenues of $27 and $32, respectively, that are amortized to the income statement as deliverables are fulfilled over the maturity of long-term clinker supply agreements.

Changes in consolidated other current and non-current liabilities for the years ended December 31, 2022 and 2021, were as follows:

	2022
	Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2021
Balance at beginning of period	$553	276	48	37	1,043	1,957	1,756
Additions or increase in estimates	22	1	11	25	211	270	595
Releases or decrease in estimates	(119)	(37)	(17)	(29)	(284)	(486)	(301)
Business combinations	6	—	—	—	—	6	—
Reclassifications	34	—	—	—	(26)	8	4
Accretion expense	(24)	—	(4)	—	(30)	(58)	(28)
Foreign currency translation	(7)	(7)	3	17	23	29	(69)

Balance at end of period	$465	233	41	50	937	1,726	1,957

Out of which:
Current provisions	$—	—	—	48	613	661	659

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

19)	PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans

The consolidated costs of defined contribution plans for the years ended December 31, 2022, 2021 and 2020 were $59, $54 and $48, respectively.

CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements’ date.

Defined benefit pension plans

Most of CEMEX’s defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post-employment benefits are recognized in earnings and/or in “Other comprehensive income” for the period in which they are generated, as appropriate. For the years ended December 31, 2022, 2021 and 2020, the effects of pension plans and other post-employment benefits are summarized as follows:

	Pensions			Other benefits			Total
Net period cost (income):	2022	2021	2020	2022	2021	2020	2022	2021	2020
Recorded in operating costs and expenses
Service cost	$8	9	9	4	3	2	12	12	11
Past service cost	1	—	(2)	—	—	1	1	—	(1)
Settlements and curtailments	—	(1)	—	—	(1)	(1)	—	(2)	(1)

	9	8	7	4	2	2	13	10	9

Recorded in other financial expenses
Net interest cost	23	26	27	6	5	5	29	30	32

Recorded in other comprehensive income
Actuarial (gains) losses for the period	(166)	(257)	181	(10)	(6)	18	(176)	(263)	199

	$(134)	(223)	215	—	1	25	(134)	(223)	240

As of December 31, 2022 and 2021, the reconciliation of the actuarial benefits’ obligations and pension plan assets, are presented as follows:

	Pensions		Other benefits		Total
	2022	2021	2022	2021	2022	2021
Change in benefits obligation:
Projected benefit obligation at beginning of the period	$2,685	2,928	98	105	2,783	3,033
Service cost	8	9	4	3	12	12
Interest cost	66	62	6	5	72	67
Actuarial gains	(632)	(134)	(10)	(6)	(642)	(140)
Initial valuation from new plan	13	—	—	—	13	—
Reduction from disposal of assets [1]	(6)	—	—	—	(6)	—
Settlements and curtailments	—	(1)	—	(1)	—	(2)
Plan amendments	1	—	—	—	1	—
Benefits paid	(130)	(132)	(7)	(7)	(137)	(139)
Foreign currency translation	(194)	(47)	1	(1)	(193)	(48)

Projected benefit obligation at end of the period	1,811	2,685	92	98	1,903	2,783

Change in plan assets:
Fair value of plan assets at beginning of the period	1,783	1,693	1	1	1,784	1,694
Return on plan assets	43	36	—	—	43	36
Actuarial (losses) gains	(466)	123	—	—	(466)	123
Employer contributions	98	78	7	7	105	85
Initial valuation from new plan	13	—	—	—	13	—
Benefits paid	(132)	(132)	(7)	(7)	(139)	(139)
Foreign currency translation	(132)	(15)	—	—	(132)	(15)

Fair value of plan assets at end of the period	1,207	1,783	1	1	1,208	1,784

Net projected liability in the statement of financial position	$604	902	91	97	695	999

1	In connection with the sale of Neoris’ 65% stake as described in note 4.2.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Pensions and post-employment benefits – continued

For the years 2022, 2021 and 2020, actuarial (gains) losses for the period were generated by the following main factors as follows:

	2022	2021	2020
Actuarial (gains) losses due to experience	$96	(87)	1
Actuarial (gains) losses due to demographic assumptions	(2)	20	18
Actuarial (gains) losses due financial assumptions	(270)	(196)	180

	$(176)	(263)	199

In 2022, net actuarial gains due to financial assumptions were mainly driven by a general increase in the discount rates applicable to the calculation of the benefits’ obligations mainly in the United Kingdom, the United States, Germany, and Mexico, as market interest rates increased in 2022 as compared to 2021. partially offset by actual returns in plan assets lower than estimated for a total of $466, of which $373 refers to the United Kingdom, $52 to the United States and $19 to Mexico. In addition, there were significant increase effects in the net projected liability related to adjustments due to experience for a total of $96, mainly in the United Kingdom for $77 and Germany for $13. In 2022, the net actuarial gains were also driven by a gain in demographic assumptions of $2.

In 2021, net actuarial gains due to financial assumptions were mainly driven by moderate increases in the discount rates applicable to the calculation of the benefits’ obligations in the United Kingdom, the United States, Germany and Mexico, as market interest rates increased in 2021 as compared to 2020. In addition, there were significant reduction effects in the net projected liability related to adjustments due to experience in the United Kingdom, the United States and Germany for a combined amount of $81. Moreover, the net projected liability significantly decreased by actual returns in plan assets higher than estimated returns for a total of $122, of which $86 refers to the United Kingdom, $13 to the United States and $23 to other countries, partially offset by actuarial losses due to demographic assumption of $20, of which $12 refers to the United Kingdom.

As of December 31, 2022 and 2021, based on the hierarchy of fair values, plan assets are detailed as follows:

	2022				2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	$38	—	—	38	$33	—	—	33
Investments in corporate bonds	7	289	—	296	1	432	—	433
Investments in government bonds	90	266	—	356	85	393	—	478

Total fixed-income securities	135	555	—	690	119	825	—	944

Investment in marketable securities	226	42	—	268	380	109	—	489
Other investments and private funds	91	42	117	250	163	88	100	351

Total variable-income securities	317	84	117	518	543	197	100	840

Total plan assets	$452	639	117	1,208	$662	1,022	100	1,784

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2022				2021
		United	United	Range of rates in		United	United	Rates ranges in
	Mexico	States	Kingdom	other countries	Mexico	States	Kingdom	other countries
Discount rates	10.50%	5.50%	5.00%	3.6%–13.0%	9.25%	2.90%	1.90%	0.4% — 9.3%
Rate of return on plan assets	10.50%	5.50%	5.00%	3.6%–13.0%	9.25%	2.90%	1.90%	0.4% — 9.3%
Rate of salary increases	4.50%	—	3.25%	2.5%–7.3%	4.50%	—	3.35%	2.3% — 7.3%

As of December 31, 2022, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

Estimated
payments
2023	$145
2024	139
2025	140
2026	140
2027 – 2032	821

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Pensions and post-employment benefits – continued

As of December 31, 2022 and 2021, the aggregate projected benefit obligation (“PBO”) for pension plans and other post-employment benefits and the plan assets by country were as follows:

	2022			2021
	PBO	Assets	Deficit	PBO	Assets	Deficit
Mexico	$220	25	195	$200	38	162
United States	194	166	28	270	226	44
United Kingdom [1]	1,062	791	271	1,794	1,273	521
Germany	134	6	128	180	7	173
Other countries	293	220	73	339	240	99

	$1,903	1,208	695	$2,783	1,784	999

1

Applicable regulation in the United Kingdom requires to maintain plan assets at a level similar to that of the obligations. Beginning in 2012, the pension fund started to receive annual dividends from a limited partnership (the “Partnership”), whose assets, transferred by CEMEX UK of an approximate value of $553, are leased back to CEMEX UK. The Partnership is owned, controlled and consolidated by CEMEX UK. The annual dividends received by the pension funds in 2022, 2021 and 2020, which increase at a 5% rate per year, were £22.3 ($30), £22.3 ($30) and £21.3 ($29), respectively. In 2037, on expiry of the arrangement, the Partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Distributions from the Partnership to the pension fund are considered as employer contributions to plan assets in the period in which they occur.

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2022 and 2021, the projected benefits obligation related to these benefits was $60 and $69, respectively, included within other benefits liability. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2022 and 2021 for Mexico were 7% and 7% respectively, for Puerto Rico 5.4% and 6.4%, respectively, for the United Kingdom were 6.8% and 6.9%, respectively, and for TCL was a rate range between 5.0% and 13.0% and 5.0% and 10.5%, respectively.

Significant events of settlements or curtailments related to employees’ pension benefits and other post-employment benefits during the reported periods

In 2022, there were no significant settlements or curtailments related to employees’ pension benefits and other post-employment benefits.

In 2021, as an effect of a sale of assets in France (note 4.2), there was a curtailment gain of $1 in its pension plan recognized in the statement of operations for the period. In addition, one of the participating companies in other postretirement benefits of TCL ceased operations in February 2021, resulting in a curtailment gain in other postretirement benefits of $1 reflected in the statement of operations for the period.

During 2020, in connection with the divestiture of Kosmos’ assets in the United States (note 4.1), CEMEX recognized a curtailment gain of $1 related to its medical plan. Moreover, in France, CEMEX changed certain formulas of the pension benefits resulting in a past service gain of $2. In addition, in Mexico, CEMEX changed some postretirement benefits resulting in an expense for past services of $1 in 2020. These effects were recognized in the income statement for the year.

Sensitivity analysis of pension and other post-employment benefits

For the year ended December 31, 2022, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2022 are shown below:

	Pensions		Other benefits		Total
Assumptions:	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	$(91)	100	(3)	3	(94)	103
Salary Increase Rate Sensitivity	5	(4)	—	(1)	5	(5)
Pension Increase Rate Sensitivity	66	(63)	—	—	66	(63)

Multiemployer defined benefit pension plans

In addition to the Company’s sponsored plans, certain union employees in the United States and the United Kingdom are covered under multiemployer defined benefit plans administered by their unions. The Company’s funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the multiemployer plans were $61 in 2022, $58 in 2021 and $56 in 2020. The Company expects to contribute $58 to the multiemployer plans in 2023.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

20)	INCOME TAXES

20.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax expense in the statements of operations for 2022, 2021 and 2020 are summarized as follows:

	2022	2021	2020
Current income tax expense	$170	172	158
Deferred income tax expense (income)	39	(35)	(122)

	$209	137	36

20.2)	DEFERRED INCOME TAXES

As of December 31, 2022 and 2021, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

	2022	2021
Deferred tax assets:
Tax loss carryforwards and other tax credits	$561	662
Accounts payable and accrued expenses	754	808
Intangible assets, net	140	138

Total deferred tax assets, gross	1,455	1,608
Presentation of net position by same legal entity	(1,044)	(1,046)

	411	562

Deferred tax liabilities:
Property, machinery and equipment and right-of-use asset, net	(1,406)	(1,502)
Investments and other assets	(32)	(29)

Total deferred tax liabilities, gross	(1,438)	(1,531)
Presentation of net position by same legal entity	1,044	1,046

Total deferred tax liabilities, net in the statement of financial position	(394)	(485)

Net deferred tax assets (liabilities)	$17	77

Out of which:
Net deferred tax liabilities in Mexican entities [1]	$(17)	(81)
Net deferred tax assets in foreign entities [2]	34	158

Net deferred tax assets	$17	77

1

Net deferred tax liabilities in Mexico at the reporting date mainly refer to a temporary difference resulting when comparing the carrying amount of property, machinery and equipment, against their corresponding tax values (remaining tax-deductible amount), partially offset by certain deferred tax assets from tax loss carryforwards that are expected to be recovered in the future against taxable income. When the book value is greater than the related tax value results in a deferred tax liability. In 2011, upon transition to IFRS, CEMEX elected to measure its fixed assets at fair value, which resulted in a significant increase in book value, mainly associated with the revaluation of mineral reserves. Such restated amounts are depleted to the income statement in a period close to 35 years, generating accounting expense that is not tax-deductible; hence the temporary difference will gradually reverse over time but does not represent a payment obligation to the tax authority at the reporting date.

2

Net deferred tax assets in foreign entities in 2022 and 2021 are mainly related to tax loss carryforwards recognized in prior years, mainly in the United States, that are expected to be recovered in the future against taxable income.

As of December 31, 2022 and 2021, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

	2022			2021
	Assets	Liabilities	Net	Assets	Liabilities	Net
Mexican entities	$168	(185)	(17)	$191	(272)	(81)
Foreign entities	243	(209)	34	371	(213)	158

	$411	(394)	17	$562	(485)	77

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Deferred income taxes – continued

The breakdown of changes in consolidated deferred income taxes during 2022, 2021 and 2020 was as follows:

	2022	2021	2020
Deferred income tax expense (income) in the income statement	$39	(35)	(122)
Deferred income tax expense (income) in stockholders’ equity	14	(38)	(41)
Reclassifications [1]	7	78	(12)

Change in deferred income tax during the period	$60	5	(175)

1	In 2022, 2021 and 2020, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 4.2).

Current and/or deferred income tax relative to items of other comprehensive income during 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Revenue related to foreign exchange fluctuations from intercompany balances (note 21.2)	$–	(6)	(19)
Expense (revenue) associated to actuarial results (note 21.2)	32	26	(41)
Revenue related to derivative financial instruments (note 17.4)	(30)	(1)	14
Expense (revenue) from foreign currency translation and other effects	12	(63)	(14)

	$ 14	(44)	(60)

As of December 31, 2022, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards
2023	$185	156	29
2024	148	20	128
2025	209	192	17
2026	209	191	18
2027 and thereafter	7,739	5,707	2,032

	$8,490	6,266	2,224

As of December 31, 2022, in connection with CEMEX’s deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, CEMEX would need to generate $2,224 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refers to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

The Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

20.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2022, 2021 and 2020, the effective consolidated income tax rates were as follows:

	2022	2021	2020
Earnings (loss) before income tax	$770	954	(1,310)
Income tax expense	(209)	(137)	(36)

Effective consolidated income tax expense rate [1]	27.1%	14.4%	(2.7)%

1	The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Effective tax rate – continued

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2022, 2021 and 2020 were as follows:

	2022		2021		2020
	%	$	%	$	%	$
Mexican statutory tax rate	30.0	231	30.0	280	30.0	(391)
Difference between accounting and tax expenses, net [1]	35.8	276	4.8	45	(18.4)	240
Non-taxable sale of equity securities and fixed assets	3.4	26	(3.8)	(35)	1.3	(17)
Difference between book and tax inflation	28.2	217	23.9	223	(7.1)	92
Differences in the income tax rates in the countries where CEMEX operates [2]	(6.2)	(48)	4.7	44	(0.9)	12
Changes in deferred tax assets [3]	(59.7)	(460)	(48.7)	(454)	(9.6)	125
Changes in provisions for uncertain tax positions	(5.1)	(39)	2.6	24	0.2	(3)
Others	0.7	6	0.8	10	1.7	(21)

Effective consolidated income tax expense rate	27.1	209	14.4	137	(2.7)	36

1	In 2022 includes $365 and in 2020 includes $312, related to the effects of the impairment charges during the periods which are basically non-deductible (note 7).
2

Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. In 2021 includes the effect related to the change in statutory tax rate in Colombia from 30% to 35%.

3	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards.

The following table compares the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2022 and 2021:

	2022		2021
	Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	$—	38	—	9
Derecognition related to tax loss carryforwards recognized in prior years	(103)	—	(145)	—
Recognition related to unrecognized tax loss carryforwards	16	(498)	19	(460)
Foreign currency translation and other effects	(14)	—	11	(3)

Changes in deferred tax assets	$(101)	(460)	(115)	(454)

20.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

Uncertain tax positions

As of December 31, 2022 and 2021, as part of current provisions and non-current other liabilities (note 18), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2022, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements. A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2022, 2021 and 2020, excluding interest and penalties, is as follows:

	2022	2021	2020
Balance of tax positions at beginning of the period	$48	27	28
Additions for tax positions of prior periods	5	4	—
Additions for tax positions of current period	5	27	3
Reductions for tax positions related to prior periods and other items	(11)	(2)	(1)
Settlements and reclassifications	(4)	(5)	(3)
Expiration of the statute of limitations	(2)	(2)	(2)
Foreign currency translation effects	—	(1)	2

Balance of tax positions at end of the period	$41	48	27

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Uncertain tax positions – continued

Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although CEMEX believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in future periods. It is difficult to estimate the timing and range of possible changes related to uncertain tax positions, as finalizing audits with the income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next 12 months, although any settlements or statute of limitations expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

Significant tax proceedings

As of December 31, 2022, the Company’s most significant tax proceedings are as follows:

•

The tax authorities in Spain (“the Spanish Tax Authorities”) challenged part of the tax loss carryforwards reported by CEMEX España covering the tax years from and including 2006 to 2009. During 2013, the Spanish Tax Authorities notified CEMEX España of fines in the aggregate amount of $489. In April 2014, CEMEX España filed appeals against such resolution before the Tribunal Económico Administrativo Central (“TEAC”) of the Spanish Tax Authorities. On September 20, 2017, CEMEX España was notified by the TEAC about an adverse resolution to such appeals. CEMEX España filed a recourse against such resolution in November 2017 before the National Court (Audiencia Nacional) and applied for the suspension of the payment before the National Court until the case is finally resolved. On January 31, 2018, the National Court notified CEMEX España of the granting of the suspension of the payment, subject to the provision of guarantees on or before April 2, 2018. In this regard, CEMEX España provided the respective guarantees in the form of a combination of a liability insurance policy and a mortgage of several assets in Spain. In November 2018, the National Court confirmed the acceptance of the guarantees by the Spanish Tax Authorities, which ensures the suspension of the payment until the recourses are definitively resolved. On November 30, 2021, the National Court issued a judgment rejecting the appeal filed by CEMEX España against the resolution of the TEAC, confirming the imposed fines. On February 25, 2022, CEMEX España filed with the Spanish Supreme Court a cassation appeal against this judgment issued by the National Court. On October 13, 2022, the Spanish Supreme Court rejected the admission of the cassation appeal. As a result, CEMEX España filed an annulment recourse against this determination, which was admitted by the Spanish Supreme Court in December 2022. As of December 31, 2022, CEMEX believes an adverse resolution in these proceedings is not probable and no accruals have been created in connection with these proceedings. Nonetheless, it is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, these proceedings could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•

On March 26, 2021, the Spanish Tax Authorities notified CEMEX España of an assessment for Income Taxes in an amount in Euros equivalent to $51 as of December 31, 2022, plus late interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment was appealed before the TEAC. In order for the suspension of the payment of the tax assessment to be granted, CEMEX España provided a payment guarantee which was approved by such tax authorities. Moreover, on December 3, 2021, the Spanish Tax Authorities notified CEMEX España of a penalty for an amount in Euros equivalent to $73, derived from the tax audit process covering the same period from 2010 to 2014. This assessment was appealed before the TEAC. Until this appeal is resolved, no payment will be made and the company is not required to furnish a guarantee for the filing of the appeal. As of December 31, 2022, CEMEX believes an adverse resolution in these proceedings are not probable and no accruals have been created in connection with these proceedings. Nonetheless, it is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, these proceedings could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•

During April, 2018, CEMEX Colombia received a special proceeding from the Colombian Tax Authority (the “Tax Authority”), where certain deductions included in the 2012 income tax return were rejected. The Tax Authority assessed an increase in the income tax payable by CEMEX Colombia and imposed an inaccuracy penalty for amounts in Colombian Pesos equivalent to $26 of income tax and $26 of penalty. After having appealed this requirement, on December 28, 2018, CEMEX Colombia received an official review settlement ratifying the rejected deductible items and amounts. CEMEX Colombia filed a reconsideration request on February 21, 2019, which was rejected in all its parts by the Tax Authority on January 8, 2020. On July 1, 2020, CEMEX Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. In the event of an unfavorable resolution, the aforementioned amounts include in the taxes payable, the adjustment of refunding to the Tax Authority credit balances for the year in question, which were used to offset taxes payable for subsequent years. If the proceeding is adversely resolved in the final stage, CEMEX Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2022, at this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Significant tax proceedings – continued

•

In September 2012, the Tax Authority requested CEMEX Colombia to amend its income tax return for the year 2011 in connection with several deductible expenses including the amortization of goodwill. CEMEX Colombia rejected the arguments of the ordinary request and filed a motion requesting the case to be closed. The 2011 income tax return was under audit of the Tax Authority from August 2013 until September 5, 2018, when the Tax Authority notified CEMEX Colombia of a special proceeding in which it rejected certain deductions included in the 2011 tax return and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian Pesos equivalent to $18 of income tax and $18 of penalty. After having appealed this requirement, the Tax Authority notified the official reversal review liquidation in May, 2019, maintaining the claims of the special proceeding; CEMEX Colombia filed an appeal on July 11, 2019. On July 6, 2020, CEMEX Colombia was notified about a resolution to the appeal of reconsideration, in which the Tax Authority confirms the claims of the official liquidation. On October 22, 2020, CEMEX Colombia filed an appeal against the resolution in the Administrative Court of Cundinamarca within legal term. In the event of a final unfavorable resolution, the amounts mentioned above include in taxes payable, the adjustment of refunding to the Tax Authority of credit balances for the year in question, which were used to offset taxes payable in subsequent years. If the proceeding is adversely resolved in its final stage, CEMEX Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2022, at this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

21)	STOCKHOLDERS’ EQUITY

The consolidated financial statements are presented in Dollars based on IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”), while the reporting currency of the Parent Company is the Peso. As a result, for the consolidated entity, transactions of common stock, additional paid-in capital and retained earnings are translated and accrued using historical exchange rates of the dates in which the transactions occurred. As a result, although the amounts of total non-controlling interest in the consolidated financial statements and total stockholders’ equity of the Parent Company are the same, IAS 21 methodology results in differences between line-by-line items within CEMEX’s controlling interest and the Parent Company’s stockholders’ equity. The official stockholders’ equity for statutory purposes is that of the Parent Company as expressed in Pesos. As of December 31, 2022, the line-by-line reconciliation between CEMEX’s controlling interest, as reported using the Dollar as presentation currency, and the Parent Company’s stockholders’ equity, using a convenience translation of the balances in Pesos translated using the exchange rate of 19.50 Pesos per Dollar as of December 31, 2022, is as follows:

	As of December 31, 2022
	Consolidated	Parent Company
Common stock and additional paid-in capital [1]	$7,810	5,414
Other equity reserves 1, [2]	(1,555)	1,687
Retained earnings [2]	4,246	3,400

Total controlling interest	$10,501	10,501

1

The difference relates to the method of accruing Dollars using the historical exchange rates to translate each common stock and additional paid-in capital transaction denominated in Pesos to Dollars. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

2

The difference relates with the method of accruing Dollars using the exchange rates of each month during the period for income statement purposes. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

As of December 31, 2022 and 2021, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $8 (20,541,277 CPOs) and $14 (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

21.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2022 and 2021, the breakdown of consolidated common stock and additional paid-in capital was as follows:

	2022	2021
Common stock	$318	318
Additional paid-in capital	7,492	7,492

	$7,810	7,810

Effective as of December 31, 2020, the Company’s management approved a restitution to the consolidated line item of “Retained earnings” for $2,481, by means of transfer with charge to the line item of “Additional paid-in capital.” This transfer represents a reclassification between line items within CEMEX’s consolidated stockholders’ equity that does not affect its consolidated amount.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Common stock and additional paid-in capital – continued

As of December 31, 2022 and 2021 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2022		2021
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	29,016,656,496	14,508,328,248	29,457,941,452	14,728,970,726
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
Repurchased shares [3]	441,284,956	220,642,478	—	—

	30,339,384,282	15,169,692,141	30,339,384,282	15,169,692,141

1	As of December 31, 2022 and 2021, 13,068,000,000 shares correspond to the fixed portion, and 32,441,076,423 shares as of December 31, 2022 and 2021, correspond to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock; Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
3	Shares repurchased under the share repurchase program authorized by the Company’s shareholders (note 21.2).

On March 24, 2022, stockholders at the ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. approved: (a) setting an amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2022 and until the next ordinary general shareholders’ meeting of the Parent Company that CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; b) authorize the Company’s Board of Directors to determine the bases on which the acquisition and placement of any such shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) designation of the members of CEMEX’s Board of Directors, as well as members of the Audit, Corporate Practices and Finance, and Sustainability Committees.

On March 25, 2021, stockholders at the annual ordinary shareholders’ meeting (the “Shareholders’ Meeting”) of CEMEX, S.A.B. de C.V. approved: (i) setting the amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2021 and until the next ordinary general shareholders’ meeting of the Parent Company is held for the acquisition of its own shares or securities that represent such shares; (ii) the decrease of the variable part of the Parent Company’s share capital through the cancellation of (a) 1,134 million shares repurchased during the 2020 fiscal year, under the share repurchase program and (b) an aggregate of 3,409.5 million shares that were authorized to guarantee the conversion of then existing convertible securities, as well as for any new issuance of convertible securities and/or to be subscribed and paid for in a public offering or private subscription; and (iii) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee (which reduced its members from four to three) and the Sustainability Committee of the Parent Company.

On March 26, 2020, the Shareholders’ Meeting of CEMEX, S.A.B. de C.V. approved: (i) setting the amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2020 and until the next ordinary Shareholders’ Meeting is held for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in the Parent Company’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. Under the 2020 share repurchase program, the Parent Company repurchased 378.2 million CEMEX CPOs, at a weighted-average price in Pesos equivalent to 0.22 Dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $83. On April 8, 2020, the Parent Company announced that, to enhance its liquidity, it suspended the share repurchase program for the remainder of 2020.

In connection with the long-term executive share-based compensation programs (note 22), in 2022 and 2021 CEMEX, S.A.B. de C.V. did not issue shares.

21.2)	OTHER EQUITY RESERVES AND SUBORDINATED NOTES

As of December 31, 2022 and 2021, the caption of other equity reserves and subordinated notes was integrated as follows:

	2022	2021
Other equity reserves	$(2,549)	(2,365)
Subordinated notes	994	994

	$(1,555)	(1,371)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Other equity reserves

As of December 31, 2022 and 2021, other equity reserves are detailed as follows:

	2022	2021
Cumulative translation effect, net of effects from deferred income taxes recognized directly in equity (note 20.2) and derivative financial instruments designated as cash flow hedges	$(928)	(722)
Cumulative actuarial losses	(353)	(529)
Cumulative coupon payments under perpetual debentures (note 21.4)	(1,070)	(1,070)
Treasury shares repurchased under share repurchase program (note 21.1)	(111)	—
Cumulative coupon payments under subordinated notes [1]	(84)	(30)
Treasury shares held by subsidiaries	(5)	(14)

	$(2,549)	(2,365)

1	Interest accrued under the Parent Company’s subordinated notes described below are recognized as part of other equity reserves.

For the years ended December 31, 2022, 2021 and 2020, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

	2022	2021	2020
Foreign currency translation result [1]	$(235)	(389)	352
Foreign exchange fluctuations from debt [2]	(23)	89	(126)
Foreign exchange fluctuations from intercompany balances [3]	(68)	(13)	(419)

	$(326)	(313)	(193)

1

These effects refer to the result from the translation of the financial statements of foreign subsidiaries and include the changes in fair value of foreign exchange forward contracts designated as hedge of a net investment (note 17.4).

2

Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 2.4).

3

Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

Subordinated notes

On June 8, 2021, the Parent Company issued one series of $1,000 5.125% subordinated notes with no fixed maturity. After issuance costs, the Parent Company received $994. Considering that the Parent Company’s subordinated notes have no fixed maturity date, there is no contractual obligation for the Parent Company to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX and specific redemption events, are fully under the Parent Company’s control, under applicable IFRS, these subordinated notes issued by the Parent Company qualify as equity instruments and are classified within controlling interest stockholders’ equity. The Parent Company has a repurchase option on the fifth anniversary of the subordinated notes. In the event of liquidation of the Parent Company’s due to commercial bankruptcy, the subordinated notes would come to the liquidation process according to its subordination after all liabilities.

Coupon payments on the subordinated notes were included within “Other equity reserves” and amounted to $54 in 2022 and $30 in 2021.

21.3)	RETAINED EARNINGS

The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2022, the legal reserve amounted to $93.

21.4)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2022 and 2021, non-controlling interest in equity amounted to $408 and $444, respectively. In 2022, 2021 and 2020, non-controlling interests in consolidated net income were $27, $25 and $21, respectively. These non-controlling interests arise mainly from the following CEMEX’s subsidiaries:

•

In February 2017, CEMEX acquired a controlling interest in TCL, whose shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling interest in TCL of 30.17% of its common shares (see note 4.3 for certain relevant condensed financial information).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Non-controlling interest – continued

•

In July 2016, CHP closed its initial offering of 45% of its common shares. Pursuant to the repurchase of CHP’s shares in the market and a public stock right offering, CEMEX reduced the non-controlling interest in CHP from 45% in 2018 to 33.22% in 2019 and to 22.16% in 2020 considering the results of a public stock rights offering. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines (see note 27 for Subsequent Events).

•

In November 2012, CLH, a direct subsidiary of CEMEX España, concluded its initial offering of common shares. CLH’s assets include substantially all of CEMEX’s assets in Colombia, Panama, Guatemala and until August 31, 2022, operations in Costa Rica and El Salvador. In December 2020, by means of a public share tender offer, CEMEX España increased its ownership in CLH by acquiring 108,337,613 shares of CLH in exchange of $103. As of December 31, 2022 and 2021, there is a non-controlling interest in CLH of 4.70% and 7.74%, respectively, of CLH’s outstanding common shares, excluding shares held in treasury. Moreover, on December 22, 2022, CEMEX España requested authorization to the Colombian Finance Superintendency to launch a Delisting Tender Offer of CLH’s ordinary shares (see note 27 for Subsequent Events).

Perpetual debentures

As of December 31, 2020, the line item of “Non-controlling interest” included $449, related to the notional amount of perpetual debentures, excluding any perpetual debentures then held by subsidiaries. In June 2021, considering the issuance of the subordinated notes described above, CEMEX repurchased all series of its outstanding perpetual notes.

Until its repurchase, coupon payments on the perpetual debentures were included within “Other equity reserves” and amounted to $11 in 2021 and $24 in 2020, excluding in all the periods the coupons accrued by perpetual debentures held by subsidiaries.

CEMEX’s perpetual debentures had no fixed maturity date and there were no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued by Special Purpose Vehicles (“SPVs”), qualified as equity instruments under applicable IFRS and were classified within non-controlling interest as they were issued by consolidated entities. Subject to certain conditions, CEMEX had the unilateral right to defer indefinitely the payment of interest due on the debentures. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements.

22)	EXECUTIVE SHARE-BASED COMPENSATION

Stock-based awards granted to executives are defined as equity instruments, considering that the services received from employees are settled by delivering shares. The cost of these equity instruments represent their estimated fair value at the grant date of each plan and is recognized in the statement of operations during the periods in which the executives render services and vest the exercise rights.

CEMEX, S.A.B. de C.V. sponsors different long-term restricted share-based compensation programs for a wide range of executives, including top management, executives and other key performers, including beginning in 2022 those executives in CLH, providing for the grant of CEMEX CPOs (jointly the “Share-Based Compensation Programs”). Shares under each annual plan are initially restricted and are proportionately released to the executives as services are rendered at the end of each year over periods of three to four years depending on the plan, to the extent they remain in the Company at the settlement date, except for the top management’s plan, which, in addition, comprises a tri-annual internal and external performance metrics that depending on their weighted achievement, may result in a final award at the end of the third year between 0% and 200% of the target for each annual program.

The required Parent Company’s CPOs that are delivered to the executives to meet the Company’s awards are either newly issued or purchased, at the Company’s election. For these purposes, an external trust in which the executives are beneficiaries, receives funding from CEMEX to incur these purchases. Under the Share-Based Compensation Programs, during 2022, 2021 and 2020, executives on a global basis received 109.2 million CPOs, 93.4 million CPOs and 83.8 million CPOs, respectively. As of December 31, 2022, there are 264.4 million CPOs associated with these annual programs that are expected to be delivered in the following years as the executives render services and performance metrics are met, when applicable.

Until December 31, 2021, under the Share-Based Compensation Programs, those eligible executives belonging to the operations of CLH and subsidiaries received shares of CLH, significantly sharing the same conditions of CEMEX’s plans. During 2022, 2021 and 2020, executives received 813,980 shares, 713,927 shares and 1,383,518 shares, respectively, that were held in CLH’s treasury, corresponding to the vested portion of prior years’ grants. Beginning in 2022, CLH’s executives receive CEMEX CPO awards. As of December 31, 2022, there are 2,662,885 shares of CLH associated with these annual programs that are expected to be delivered to the executives as services are rendered.

In addition, those eligible executives belonging to the operations of CHP and subsidiaries receive shares of CHP, significantly sharing the same conditions of CEMEX’s plans. During 2022, 2021 and 2020, executives received 19,177,703, 16,511,882 and 11,546,350 CHP’s shares, respectively. The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2022, 2021 and 2020, was recognized in the operating results of each subsidiary where the executives render services against other equity reserves. Upon vesting of the awards, in case of newly issued CPOs, the Parent Company recycles the fair value of the stock from other equity reserves to additional paid-in capital within equity, and when the Parent Company funds the executives, it recognizes a decrease in other equity reserves against cash and amounted to $52 in 2022, $42 in 2021 and $44 in 2020. As of December 31, 2022 and 2021, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO, CLH’s shares and/or CHP’s shares.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

23)	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted-average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only on the passage of time should be included in the determination of the basic weighted-average number of shares outstanding. Diluted earnings (loss) per share should reflect in both the numerator and denominator the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would lead to a reduction in basic earnings per share or an increase in basic loss per share. Otherwise, the effects of potential shares are not considered because they generate antidilution.

The amounts considered for calculations of earnings (loss) per share in 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Denominator (thousands of shares)
Weighted-average number of shares outstanding – basic	43,554,921	44,123,654	44,125,288
Effect of dilutive instruments – share-based compensation (note 22) [1]	793,322	729,292	745,163

Weighted-average number of shares – diluted	44,348,243	44,852,946	44,870,451

Numerator
Net income (loss) from continuing operations	$561	817	(1,346)
Less: non-controlling interest net income (loss)	27	25	21

Controlling interest net income (loss) from continuing operations – for basic earnings per share calculations	534	792	(1,367)
Plus: after tax interest expense on optionally convertible securities	—	—	4

Controlling interest net income (loss) from continuing operations – for diluted earnings per share calculations	$534	792	(1,363)

Net income (loss) from discontinued operations	$324	(39)	(100)

Basic earnings per share
Controlling interest basic earnings (loss) per share	$0.0197	0.0171	(0.0332)
Controlling interest basic earnings (loss) per share from continuing operations	0.0123	0.0180	(0.0309)
Controlling interest basic earnings (loss) per share from discontinued operations	0.0074	(0.0009)	(0.0023)

Controlling interest diluted earnings per share [2]
Controlling interest diluted earnings (loss) per share	$0.0193	0.0168	(0.0332)
Controlling interest diluted earnings (loss) per share from continuing operations	0.0120	0.0177	(0.0309)
Controlling interest diluted earnings (loss) per share from discontinued operations	0.0073	(0.0009)	(0.0023)

1

The number of Parent Company CPOs to be issued under the executive share-based compensation programs, as well as the total amount of Parent Company CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives’ stock-based compensation programs is determined under the inverse treasury method.

2

For 2020, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic earnings per share and diluted earnings per share.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

24)	COMMITMENTS

24.1)	CONTRACTUAL OBLIGATIONS

As of December 31, 2022, CEMEX had the following contractual obligations:

	2022
Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt	$45	1,820	2,567	2,578	7,010
Leases [1]	304	428	244	535	1,511

Total debt and other financial obligations [2]	349	2,248	2,811	3,113	8,521
Interest payments on debt [3]	396	705	398	366	1,865
Pension plans and other benefits [4]	145	279	279	682	1,385
Acquisition of property, plant and equipment [5]	86	67	3	—	156
Purchases of services, raw materials, fuel and energy [6]	785	837	695	645	2,962

Total contractual obligations	$1,761	4,136	4,186	4,806	14,889

1

Represent nominal cash flows. As of December 31, 2022, the NPV of future payments under such leases was $1,075, of which, $368 refers to payments from 1 to 3 years and $183 refers to payments from 3 to 5 years.

2

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.

3	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2022.
4	Represents estimated annual payments under these benefits for the next 10 years (note 19), including the estimate of new retirees during such future years.
5	Refers mainly to the expansion of a cement-production line in the Philippines.
6

Future payments for the purchase of raw materials are presented based on contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments based on an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel. In addition, includes a contractual commitment with Neoris over a 5-year contract beginning in 2023 until 2027 for the acquisition by CEMEX of digitalization services and solutions for an annual amount of $55. Moreover, includes the Company’s commitments with six vendors for back-office services for an average annual amount of $60.

24.2)	OTHER COMMITMENTS

As of December 31, 2022 and 2021, CEMEX was party to other commitments for several purposes, including the purchase of fuel and energy, the estimated future cash flows over maturity of which are presented in note 24.1. A description of the most significant contracts is as follows:

•

On February 8, 2022, CEMEX renewed or entered into new agreements with six service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as Information Technology (“IT”) infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates, for a tenure of five to seven years at an average annual cost of $60. These contracts replaced the agreements CEMEX maintained with IBM which expired on August 31, 2022.

•

Beginning in April 2016, in connection with the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts (“MW”), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years. The estimated annual cost of this agreement is $23 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind is variable in nature and final amounts are determined considering the final MW per hour (“MWh”) effectively received at the agreed prices per unit.

•

Beginning in February 2010, for its overall electricity needs in Mexico CEMEX agreed with EURUS the purchase a portion of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $70 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

•

CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027 for its overall electricity needs in Mexico. The estimated annual cost of this agreement is $205 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Other commitments – continued

•

In regards with the above, CEMEX also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.2 million tons of petroleum coke per year. CEMEX covers its commitments under this agreement acquiring the volume of fuel from sources in the international markets and Mexico.

•

On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of 25.375 Dollars per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the Income Statement as a part of the costs of energy. During 2022, the Company received $3. CEMEX, S.A.B. de C.V. does not record this agreement at fair value since there is not a deep market for electric power in Mexico that would effectively allow for its valuation.

24.3)	COMMITMENTS FROM EMPLOYEE BENEFITS

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost-plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2022, in particular plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging for a total limit of 550 thousand Dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events for a total cost of 2.5 million Dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, CEMEX believes this scenario is remote. The amount expensed through self-insured health care benefits was $64 in 2022, $59 in 2021 and $61 in 2020.

25)	LEGAL PROCEEDINGS

25.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings, the adverse resolutions of which are deemed probable and imply the incurrence of losses and/or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. CEMEX believes that it will not make significant expenditure in excess of the amounts recorded. As of December 31, 2022, the details of the most significant events giving effect to provisions or losses are as follows:

•

As of December 31, 2022, CEMEX accrued environmental remediation liabilities through its subsidiaries in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in Pounds sterling equivalent to $208. Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which is generally consistent with the views taken by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•

As of December 31, 2022, CEMEX accrued environmental remediation liabilities through its subsidiaries in the United States for $53, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. CEMEX does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

•

In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM had drilling rights to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for a revised amount in Euros equivalent to $59, arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, on November 25, 2020, the expert appointed by the court of appeals determined an amount of loss of profits of $0.70 and a cost of backfilling the quarry in $13 and stated that the damages suffered by SCI could only be set based on the loss of profits. In 2020, CEMEX had accrued a provision through its subsidiaries in France for $1 in connection with the best estimate of the remediation costs resulting from this claim. On November 23, 2022, the court handed down its decision to confirm the final report issued by the expert and determined that the damages of SCI were set at $0.70. SCI may file a notice of appeal before the Court of Cassation within two months of the notification, which took place on December 22, 2022. As of December 31, 2022, although the final amount may differ, CEMEX considers that any such amount should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

25.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution.

As of December 31, 2022, the most significant contingencies with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•

In July 2020, an individual filed a class action lawsuit (Acción de Grupo) with a Circuit Civil Court in Colombia against CEMEX Colombia and other two gray Portland cement market participants (the “Colombian Class Action Defendants”). The lawsuit seeks compensation for damages arising from alleged cartel actions for which the Colombian Class Action Defendants were fined in December 2017. The complaint claims that the Colombian Class Action Defendants caused damages to all consumers of gray Portland cement in Colombia during the period of 2010 to 2012. According to the plaintiff’s claims, the Colombian Class Action Defendants should be ordered to pay damages due to the higher price set on gray Portland cement in an amount in Colombian Pesos equivalent to $273 determined considering the sales of the three market participants in such period. After several procedures, the Circuit Civil Court issued a ruling in favor of CEMEX Colombia, dismissing the proceeding. The plaintiff appealed this decision on May 16, 2022, and, on July 11, 2022, the Circuit Civil Court ratified its decision to dismiss the case. The Superior Court of Bogota confirmed the dismissal on August 24, 2022. The plaintiff has six months since the confirmation of the dismissal to challenge the confirmation of the dismissal. As of December 31, 2022, CEMEX believes that a final adverse resolution in this matter is not probable, but if such matter is resolved adversely to CEMEX, such adverse resolution should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

•

On September 20, 2018, triggered by heavy rainfall, a landslide causing damages and fatalities (the “Landslide”) occurred in a site located within an area covered by mining rights of APO Land & Quarry Corporation (“ALQC”) in Naga City, Cebu, Philippines. ALQC is a principal raw material supplier of APO Cement Corporation (“APO”), a wholly owned subsidiary of CHP. CEMEX indirectly owns a minority 40% stake in ALQC. On November 19, 2018, 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by the Landslide) filed an environmental class action lawsuit at the Regional Trial Court (the “Court”) of Talisay, Cebu, against CHP, ALQC, APO, the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, the City Government of Naga, and the Province of Cebu. Plaintiffs claim that the Landslide occurred because of the defendants’ gross negligence and seek, among other relief, (a) damages for an amount in Philippine Pesos equivalent to $77, (b) a rehabilitation fund for an amount in Philippine Pesos equivalent to $9, and (c) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending. This last request was rejected by the Court on August 16, 2019 and after reconsideration, the resolution became final on December 5, 2020. Moreover, on September 30, 2019 the Court dismissed the case against CHP and APO, order that is not yet final and that was appealed by the plaintiffs on November 26, 2019 and that was denied entirely in an order dated November 17, 2021. In such order, the Court dismissed the case against the other parties. As of December 31, 2022, only ALQC remains as a party-defendant in the case. This Court order can still be appealed by the Plaintiffs before the Court of Appeals. As of December 31, 2022, in this stage of the lawsuit, CEMEX is not able to assess with certainty the likelihood of an adverse result in this lawsuit; and CEMEX is neither able to assess if a final adverse result in this lawsuit would have a material adverse impact on its results of operations, liquidity and financial position.

•

In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. The Parent Company intends to continue to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2022, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on CEMEX results of operations, liquidity or financial position.

•

In February 2014, the Egyptian Tax Authority requested Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay used in the Egyptian cement industry for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and on September 2014 it was notified that it obtained a favorable resolution from the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming from ACC the payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian Tax Authority challenged ACC´s right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo’s Administrative Judiciary Court. These cases have been adjourned by the Commissioners of the Cairo Administrative Judiciary Court, which on November 2, 2020 referred the cases to the Court and established a first hearing session for February 15, 2021 and was adjourned to the May 31, 2021 session. During the session held on May 31, 2021, the Court that is hearing the case decided to refer the case to another Chamber within the same Court considering the nature of the subject. On October 28, 2021 ACC held the first hearing session before the new Chamber. On this session, the court postponed the hearing to the session of January 20, 2022 for ACC lawyers to submit a power of attorney allowing the withdrawal of the court case. CEMEX does not expect that such referral will prejudice ACC’s favorable legal position in this dispute. On February 24, 2022, this case was dismissed by the relevant court and this matter has ended.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Contingencies from legal proceedings – continued

•

In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired in 1999 a controlling interest in Assiut Cement Company. In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, the cases are held in Cairo’s 7th Circuit State Council Administrative Judiciary Court awaiting the High Constitutional Court to pronounce regarding the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX’s investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2022, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX’s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition. (see note 27 for Subsequent Events).

In addition to the legal proceedings described above in notes 25.1 and 25.2, as of December 31, 2022, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

25.3)	OTHER SIGNIFICANT PROCESSES

In connection with the cement plant located in the municipality of Maceo in Colombia (the “Maceo Plant”), as described in note 15.1, as of December 31, 2022, the plant has not initiated commercial operations considering several significant processes for the profitability of the investment. The evolution and status of the main issues related to such plant are described as follows:

Maceo Plant – Memorandums of understanding

•

In August 2012, CEMEX Colombia signed a memorandum of understanding (the “MOU”) with the representative of CI Calizas y Minerales S.A. (“CI Calizas”), for the acquisition and transfer of assets mainly comprising land, the mining concession, environmental license and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession). In addition, in December 2013, CEMEX Colombia engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of certain land plots adjacent to the plant, signing another memorandum of understanding (the “Land MOU”). Under the MOU and the Land MOU, CEMEX Colombia made cash advances to this representative for amounts in Colombian Pesos equivalent to $13.4 of a total of $22.5, and paid interest accrued over the unpaid committed amount for $1.2, considering the exchange rate as of December 31, 2016 of 3,000.75 Colombian Pesos per Dollar. In September 2016, after confirming irregularities in the acquisition processes by means of investigations and internal audits initiated in response to complaints received, which were reported to Colombia’s Attorney General (the “Attorney General”), with findings obtained, and considering that such payments were made in breach of the Parent Company’s and CLH’s policies, the Company decided to terminate the employment relationship with then those responsible for the Planning and Legal areas and accepted the resignation of the then Chief Executive Officer. As result of findings, legal opinions and the low probability to recover the cash advances, in December 2016, CEMEX Colombia write off such advances from its investments in progress and cancelled the remaining advance payable.

Maceo Plant – Expiration of property process and other related matters

•

In December 2012 after signing of the MDE, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by the Attorney General. Amongst other measures, the Attorney General suspended the sale and ordered the seizure of the assets subject to the MOU, including the shares of Zomam acquired by CEMEX Colombia before the beginning of such process. As a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process cooperating with the Attorney General. The expiration process continues which has not progressed since February, 2020, CEMEX is not able to make a reasonable estimate of the duration. As of December 31, 2022, pursuant to the expiration of property process of the assets subject to the MOU and the failures to formalize the purchases under the Land MOU, CEMEX Colombia does not have the legal representation of Zomam, is not the rightful owner of the land and is not the assigned entity of the mining concession.

•

In addition, there is an ongoing criminal investigation that resulted in a legal resolution by means of which an indictment was issued to two of the Company’s former officers and to CI Calizas’ representative. CEMEX is not able to anticipate the actions that criminal judges may impose against these people. Moreover, CEMEX Colombia filed a legal recourse for accountability against the representative, in connection with the responsibilities agreed under the Land MOU for the acquisition of certain land plots adjacent to the plant. This legal recourse finalized in 2021 with a definitive resolution favorable to CEMEX Colombia in which it was ordered the transfer to CEMEX Colombia of those land plots acquired by the representative, as well as the return of unused cash advances, equivalent to $1. As of the reporting date, CEMEX Colombia has initiated the corresponding actions to materialize the effects of the aforementioned resolution.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Maceo Plant – Resource against the capitalization of Zomam

•

On December 7, 2020, the Parent Company, acting as shareholder of CEMEX Colombia, filed a lawsuit before the Business Superintendency of Colombia (Superintendencia de Sociedades de Colombia or the “Business Superintendency”), requesting a declaration of inefficiency and subsequent declaration of invalidity and inexistence of the equity contribution in-kind carried out by CEMEX Colombia to Zomam on December 11, 2015. In the event of a favorable resolution, all the effects of the equity contribution would roll back. As a consequence, the assets contributed to Zomam, which had a value of $43, would revert to CEMEX Colombia in exchange for the shares in Zomam it received as a result of the capitalization. On December 6, 2022, the Colombian Business Superintendency denied the claims of the lawsuit, and therefore, on December 13, 2022, CLH filed an appeal for this decision. As of December 31, 2022, the decision on such appeal is pending to be reviewed by the Superior Court of Bogota. If a favorable resolution from the appeal is obtained, it would not have any effect in CEMEX’s consolidated financial statements.

Maceo Plant – Mining operation contracts, manufacturing services and delivery, and lease contract

•

In July 2013, CEMEX Colombia signed with the provisional depository designated by the former Drugs National Department (then depository of the assets subject to the expiration of property process), which functions after its liquidation were assumed by the Administrator of Special Assets (Sociedad de Activos Especiales S.A.S. or the “SAE”), a lease contract for a period of five years by means of which CEMEX Colombia was duly authorized to build and operate the plant (the “Lease Contract”). Moreover, in 2014, the provisional depository granted a mandate (the “Mandate”) to CEMEX Colombia for an indefinite period for the same purpose of continuing the construction and operation of the plant. On July 15, 2018, the Lease Contract expired.

•

On April 12, 2019, CEMEX Colombia, CCL and another of its subsidiaries reached a conciliatory agreement with the SAE and CI Calizas before the Attorney General’s Office and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which will allow CEMEX Colombia to continue using the assets subject to the aforementioned expiration of property process for an initial term of 21 years that can be renewed for 10 additional years, provided that the extension of the mining concession is obtained. The Operation Contract was signed by CI Calizas and Zomam with the authorization of the SAE as delegate of these last two companies. In addition to certain one-time initial payments in Colombian Pesos equivalent to $1.5 settled in 2019 and 2020 and an annual payment for a lease equivalent to 11 thousand Dollars to CI Calizas for the use of land adjusted annually for inflation, the Operation Contract includes the following payments:

•

Once the Maceo Plant begins commercial operations, CEMEX Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of CEMEX Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the Free Zone benefit, or, 0.3% of the aforementioned net sales exclusively for the use of equipment, in case that Zomam losses the benefits as Free Trade Zone.

•

The Operation Contract will continue in force regardless of the result in the expiration of property process, except that the applicable criminal judge would recognize ownership rights of the assets under expiration of property to CEMEX Colombia and its subsidiary, in which case the Operation Contract would no longer be needed and would be early terminated.

•

Under the presumption that CEMEX Colombia conducted itself in good faith, CEMEX considers that it will be able to keep ownership of the plant, and that the rest of its investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard its rights. If the expiration of property over the assets subject to the MOU is ordered in favor of the State, if the assets were adjudicated to a third party in a public tender offer, considering the signing of the Operation Contract, such third party would have to subrogate to the Operation Contract. As of December 31, 2022, CEMEX is not able to estimate whether the expiration of property over the assets subject to the MOU will be ordered in favor of the State, or, if applicable, if the assets would be adjudicated to a third party in a public tender offer.

Maceo Plant – Status in connection with the commissioning of the plant

To begin operations under the operating contracts described above, the following mandatory conditions must be completed: (a) extend the environmental license to permit the extraction of the required minerals to produce at least 950 thousand tons of cement; (b) permit the extraction of limestone and other minerals under the mining concession to achieve the minimum production of 950 thousand tons of cement under the environmental license, once the environmental license would be extended; (c) the partial and definitive subtraction of a portion of the plant from the Integrated Management District of the Canyon of the Alicante River (“IMD”) required to extract minerals to produce at least 950 thousand tons of cement; (d) obtaining all environmental permits and authorizations, including the release of any lockdown; (e) any permits required to conclude the access road and the plant’s employees housing; and (f) any applicable urban permits and authorizations. These conditions have been evolving, presenting the following progress:

•

On September 3, 2019, the Corantioquia’s Directive Council, the regional environmental authority (“Corantioquia”), approved the subtraction of a portion of the plant from the IMD. In addition, in February, 2021, Corantioquia notified CI Calizas of the modification of the environmental license allowing the extraction of up to 990 thousand tons of minerals (clay and limestone) and production of up to 1.5 million metric tons of cement annually, requiring in addition, the modification of the mining title before the Secretary of Mines of the Antioquia’s Government, which was approved on April 8, 2021. As of the date of issuance, the Company works with the authorities to expand the mineral extraction license mentioned above so the approved 1.5 million tons can be produced from Maceo’s own quarry without the need to bring minerals from other locations.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Maceo Plant – Status in connection with the commissioning of the plant – continued

•

Regarding the permits to conclude the construction of several sections of the access road, on November 10, 2020, Maceo’s municipality issued the approval of the Road Infrastructure Intervention project and, on December 11, 2020, issued a decree establishing the public utility of the access road, required authorizations for both, to obtain the permits to acquire the required land and build the remainder of the road. In respect to the modification of the permitted land use where the project is located, CEMEX Colombia received favorable criteria from Corantioquia regarding the change of land use because of the approval for the subtraction from the IMD, which was endorsed by the municipality of Maceo on August 29, 2020, which allows for an industrial and mining use compatible with the project.

•

Moreover, in another significant progress, on June 15, 2022, the Ministry of Commerce, Industry and Tourism granted Zomam the extension of the free trade zone area, which now includes the full extension of the plant.

•

The obtention of the modification in the environmental license, which means a significant progress for future operation of Maceo Plant, the beginning of commercial operations is subject mainly to the construction of the access road and the authorization required from the owners of land plots adjacent to the plant, as well as the extension of environmental and mining permits that allow the production of up to 1.5 million tons from Maceo’s own quarry. As of the issuance date of these financial statements the estimated conclusion of the mandatory conditions cannot be established. CEMEX continues working to resolve these matters as soon as possible.

26)	RELATED PARTIES

All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. When market prices and/or market conditions are not readily available, CEMEX conducts transfer pricing studies in the countries in which it operates to assure compliance with regulations applicable to transactions between related parties.

The definition of related parties includes entities or individuals outside the CEMEX group, which, due to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results.

For the years ended December 31, 2022, 2021 and 2020, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX and to the best of CEMEX’s knowledge are not significant to the related party, are incurred for non-significant amounts for CEMEX and are executed under conditions following the same authorizations applied to other third parties. These identified transactions, which involved members of the Parent Company’s Board of Directors and senior management, as applicable, are reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance

Committee and approved or ratified at least annually by the Parent Company’s Board of Directors. CEMEX, also, enters into transactions with affiliates it controls, such as Trinidad Cement Limited, Caribbean Cement Company Limited, CLH and CLH’s consolidated companies, and CHP and CHP’s consolidated entities; with other companies in which CEMEX has a non-controlling position, such as GCC, Lehigh White Cement Company and

Neoris; with companies in which the Parent Company’s Board of Director members are members of such company’s board of directors, like FEMSA, S.A.B. de C.V., Carza, S.A.P.I. de C.V., Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V.; and with companies at which members of CEMEX’s senior management have family members, such as HSBC, and Cementos Españoles de Bombeo, S. de R.L. de C.V., all of which are also reviewed by the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors. For CEMEX, none of these transactions are material to be disclosed separately.

In addition, for the years ended December 31, 2022, 2021 and 2020, the aggregate amount of compensation of CEMEX, S.A.B. de C.V. Board of Directors, including alternate directors, and CEMEX’s top management executives was $44, $50 and $35, respectively. Of these amounts, $29 in 2022, $26 in 2021, $29 in 2020, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $15 in 2022, $24 in 2021 and $6 in 2020 of the aggregate amounts in each year, corresponded to allocations of Parent Company CPOs under CEMEX’s executive share-based compensation programs.

27)	SUBSEQUENT EVENTS

On February 3, 2023, CEMEX España received authorization from the Colombian Finance Superintendency to launch a Delisting Tender Offer to acquire up to 4.69% of CLH’s outstanding common shares.

On January 30, 2023, through a subsidiary, CEMEX acquired a 51% stake in Israel-based SHTANG Recycle LTD for a price of $13, a construction, demolition, and excavation waste, (CDEW) recycling company. The acquisition aligns with CEMEX’s strategy to strengthen its business in developed markets through bolt-on acquisitions in businesses with strong circular and sustainable attributes. SHTANG has been awarded a 13-year license to build and operate a CDEW recycling facility. The enclosed, state-of-the-art facility will be capable of processing approximately 600,000 tons of waste per year. The CDEW will be used by Regenera as raw materials for aggregate production, reintegrating them into the construction value chain.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

Subsequent events – continued

On January 25, 2023, in Manila, Philippines, CEMEX Asian South East Corporation (“CASEC”), an indirect subsidiary of CEMEX, filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines (“PSEC”) and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct a voluntary tender offer (the “Tender Offer”) to acquire a minimum of one (1) and a maximum of one billion six hundred fourteen million (1,614,000,000) common shares of CHP, which, if successful, would not cause CASEC to own 90% or more of CHP’s outstanding common shares. The Tender Offer period is expected to commence on or about February 16, 2023, in the Philippines, and shall last for a period of at least twenty (20) business days. Payment of the net proceeds of the validly tendered shares is expected to take place on or around March 30, 2023, in the Philippines.

On January 24, 2023, through a subsidiary, CEMEX signed a definitive agreement for the purchase of the assets of Atlantic Minerals Limited in Newfoundland, Canada, consisting of a construction and chemical aggregates quarry and port operations for a price of $75. With this investment, CEMEX secures a new long-term aggregates reserve for its extensive Florida operations and the U.S. east coast, as well as a source for chemical-grade stone serving a broader geographic footprint. The closing of this transaction is subject to the satisfaction of certain conditions, including consent from government agencies. CEMEX expects to finalize this acquisition at the end of the first quarter of 2023 or soon thereafter.

On January 18, 2023, in connection with the Spain’s tax proceeding described in note 20.4, the admission section of the Spanish Supreme Court, considering the annulment recourse accepted in December 2022, approved CEMEX España’s cassation appeal project to be analyzed by the Spanish Supreme Court. CEMEX will file the applicable recourse before the Spanish Supreme Court.

On January 14, 2023, in connection with the Egypt’s legal proceeding described in note 25.2, the High Constitutional Court determined that the Law 32/2014 is constitutionally compliant. This determination would allow CEMEX to challenge the legal standing of all current lawsuits and protect

CEMEX’s investment in Egypt.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020

(Millions of U.S. Dollars)

28)	PRINCIPAL SUBSIDIARIES

As mentioned in notes 4.3 and 21.4, as of December 31, 2022 and 2021, there are non-controlling interests on certain consolidated entities that are in turn holding companies of relevant operations. The principal subsidiaries as of December 31, 2022 and 2021, which ownership interest is presented according to the interest maintained by CEMEX, were as follows:

		% Interest
Subsidiary	Country	2022	2021
CEMEX España, S.A. [1]	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0
CEMEX Latam Holdings, S.A. [2]	Spain	95.3	92.3
CEMEX (Costa Rica), S.A. [3]	Costa Rica	—	99.4
CEMEX Nicaragua, S.A. [4]	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia, S.A. [5]	Colombia	99.7	99.7
Cemento Bayano, S.A. [6]	Panama	99.5	99.5
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8
Caribbean Cement Company Limited [7]	Jamaica	79.0	79.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Holdings Philippines, Inc. [8]	Philippines	77.9	77.8
Solid Cement Corporation [9]	Philippines	100.0	100.0
APO Cement Corporation [9]	Philippines	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [10]	United Arab Emirates	100.0	100.0
Neoris N.V. [11]	The Netherlands	34.8	99.8
CEMEX International Trading LLC [12]	United States of America	100.0	100.0
Sunbulk Shipping Limited [13]	Bahamas	100.0	100.0

1	CEMEX España is the direct or indirect holding company of most of CEMEX’s international operations.
2

The interest reported excludes own shares held in CLH’s treasury. CLH, incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH, and is the indirect holding company of CEMEX’s operations in Colombia, Panama, Guatemala, Nicaragua and until August 31, 2022, operations in Costa Rica and El Salvador (note 21.4).

3	The sale of its indirect interest in CEMEX (Costa Rica), S.A. was closed on August 31, 2022.
4	Represents CEMEX Colombia, S.A.’s 99% interest and CLH´s 1% interest held indirectly through another subsidiary of CLH.
5	Represents CLH’s direct and indirect interest in ordinary and preferred shares, including own shares held in CEMEX Colombia, S.A.’s treasury.
6	Represents CLH’s 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.
7

Represents the aggregate ownership interest of CEMEX in this entity of 79.04%, which includes TCL’s 74.08% direct and indirect interest and CEMEX’s 4.96% indirect interest held through other subsidiaries.

8

CEMEX’s operations in the Philippines are conducted through CHP, a subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares on the Philippines Stock Exchange under the symbol CHP (note 21.4)

9	Represents CHP´s direct and indirect interest.
10	CEMEX España indirectly owns a 49% equity interest in each of these entities and indirectly holds the remaining 51% of the economic benefits, through agreements with other shareholders.
11

On October 25, 2022, CEMEX closed the sale of a 65% indirect interest in Neoris N.V., the holding company of the entities involved in the sale of information technology solutions and services. (note 4.2).

12	CEMEX International Trading LLC is involved in the international trading of CEMEX’s products.
13

Sunbulk Shipping Limited is involved mainly in maritime and land transportation and/or shipping of goods worldwide and the handling, administration, hiring of shipments and cargo at ports, terminals and other loading and unloading destinations worldwide, as well as the offering and contracting of services in relation thereto for CEMEX’s trading entities and operations.

Independent auditors’ report

To the Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.

U.S. Dollars

Opinion

We have audited the consolidated financial statements of CEMEX, S.A.B. de C.V. and subsidiaries (“the Group”), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021, the consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and notes comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2022, 2021 and 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Evaluation of the goodwill impairment analysis for certain groups of cash-generating units

The key audit matter	How the matter was addressed in our audit

As discussed in notes 2.10 and 16.2 to the consolidated financial statements, the goodwill balance as of December 31, 2022 was $7,538 million, of which $6,176 million relate to the group of Cash- Generating Units (CGUs) in the United States of America (USA) and $57 million to the group of CGUs in Spain. The goodwill balance represents 29% of the Group’s total consolidated assets as of December 31, 2022.

During 2022, management of the Group recognized impairment of goodwill of $273 million and $92 million, related to the group of CGUs in USA and Spain, respectively. Goodwill is tested for impairment upon the occurrence of internal or external indicators of impairment or at least once a year.

We have identified the evaluation of the goodwill impairment analysis for these two groups of CGUs as a key audit matter because the estimated value in use involved a high degree of subjectivity. Specifically, the discount rate and the long-term growth rate used to calculate the value in use of these two groups of CGUs were challenging and changes to these assumptions had a significant impact on the value in use amount.

Our audit procedures in this area included, among others, the following:

We performed sensitivity analyses over the discount rate and the long-term growth rate assumptions to assess their impact on the determination of the value in use of these two groups of CGUs.

We evaluated the Group’s forecasted long-term growth rates for these two groups of CGUs by comparing the growth assumptions to publicly available data.

We compared the Group’s historical cash flow forecasts to actual results to assess the Group’s ability to accurately forecast.

In order to assess the overall reasonableness of the resulting value in use determination, we evaluated the implied multiples of earnings resulting from the value in use determination against publicly available information of multiples of earnings in market transactions.

In addition, we involved our valuation specialists, who assisted in:

•   Evaluating the discount rates for these two groups of CGUs, by comparing them with a discount rate range that was independently developed using publicly available data for comparable entities and to publicly available data in relation the long-term growth rate; and

•   Developing an estimate of the value in use of the groups of CGUs using the Group’s cash flow forecasts and determining an independently developed discount rate and comparing the results of our estimates to the Group’s estimates of value in use.

Evaluation of a tax proceeding in Spain

The key audit matter	How the matter was addressed in our audit

As discussed in notes 2.14 and 20.4 to the consolidated financial statements, the Group is involved in a significant tax proceeding in Spain related to uncertain tax treatments. The Group recognizes the effect of an uncertain tax treatment when it is probable that it would be accepted by the tax authorities. If an uncertain tax treatment is considered not probable of being accepted, the Group recognizes the effect of such uncertainties in its tax liabilities.

We have identified the evaluation of a tax proceeding in Spain and the related disclosures made as a key audit matter because it requires challenging auditor judgment and significant audit effort, due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.

Our audit procedures in this area included, among others, the following:

We evaluated the competence and capabilities of the external legal and tax advisers and tax counsel of the Group that assessed the likelihood of loss and the estimate of the outflow of resources.

In addition, together with our tax and legal specialists, we assessed the amounts disclosed by:

•   Inspecting letters received directly from the Group’s external legal and tax advisers that assessed the likelihood of loss and the amounts that would be paid in the event of loss of the tax proceeding, comparing these assessments and estimates to those made by the Group; and

•   Inspecting the latest correspondence between the Group and the various involved authorities, as applicable.

We assessed that the disclosures reflect the underlying facts and circumstances of the tax proceeding.

Evaluation of certain legal proceedings

The key audit matter	How the matter was addressed in our audit

As discussed in notes 2.12 and 25 to the consolidated financial statements, the Group is involved in legal proceedings in Colombia. The Group records provisions for legal proceedings when it is probable that an outflow of resources will be required to settle a present obligation and when the outflow can be reliably estimated. The Group discloses a contingency for legal proceedings whenever the likelihood of loss from the proceedings is considered possible or when it is considered probable, but it is not possible to reliably estimate the amount of the outflow of resources.

We have identified the evaluation of certain of these legal proceedings in Colombia and the related disclosures made as a key audit matter because it requires challenging auditor judgment and audit effort, due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.

Our audit procedures in this area included, among others, the following:

We evaluated the competence and capabilities of the in-house and external lawyers of the Group that assessed the likelihood of loss and the estimate of the outflow of resources.

In addition, together with our legal specialists, we assessed the amounts disclosed by:

•   Inspecting letters received directly from the Group’s external lawyers that assessed the likelihood of loss and the amounts that would be paid in the event of loss of these legal proceedings and comparing these assessments and estimates to those made by the Group; and

•   Inspecting the latest correspondence between the Group and the various authorities, as applicable.

We assessed that the disclosures reflect the underlying facts and circumstances of each relevant legal proceeding.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended December 31, 2022, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“the Annual Report”) but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report is expected to be made available to us after the date of this auditors’ report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG Cárdenas Dosal, S.C.

C.P.C. Arturo González Prieto

Monterrey, N.L.
February 8, 2023